AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998

                                                          FILE NO. 333-41581




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                               AMENDMENT NO. 2 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            IGENE BIOTECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)


MARYLAND                                2899                    52-1230461
(State or other jurisdiction   Primary Standard Industrial   (I.R.S. employer
of incorporation or            Classification Code Number identification number)
organization)
                              9110 Red Branch Road
                            Columbia, Maryland 21045
                                  410-997-2599
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)
                                 Stephen F. Hiu
                              9110 Red Branch Road
                            Columbia, Maryland 21045
                                  410-997-2599
 (Name, address including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
                             Martin H. Neidell, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982
         Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE
================================================================================================================================
Title of Each
Class of             Dollar               Proposed                  Proposed                  Amount of
Securities           Amount To Be         Maximum                   Maximum                   Registration
to be                Registered           Offering                  Aggregate                 Fee
Registered                                Price Per                 Offering
                                          Unit                      Price
---------------------------------------------------------------------------------------------------------------------
8% Notes                  $  5,000,000      $1.00                   $5,000,000                $1,475
---------------------------------------------------------------------------------------------------------------------
Warrants                    50,000,000      $ .10                   $5,000,000                $1,475
Expiring 2007
---------------------------------------------------------------------------------------------------------------------
Rights to Purchase           5,000,000       ----                      ----                    ----
Warrants and Notes
---------------------------------------------------------------------------------------------------------------------
Units consisting of $.10     5,000,000      $ .10                   $5,000,000                 ----
principal amount of
Notes and one Warrant
---------------------------------------------------------------------------------------------------------------------
Common Stock                50,000,000      $ .10                   $5,000,000                $1,475
=====================================================================================================================


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED FEBRUARY 3, 1998

FEBRUARY __, 1998                 PROSPECTUS


                            IGENE BIOTECHNOLOGY, INC.

                               Rights to Purchase
      Warrants to Buy up to 50,000000 Shares of Common Stock Expiring 2008
                                       and
                $5,000,000 Principal Amount of 8% Notes due 2003

     IGENE Biotechnology, Inc. (the "Company") is distributing, at no cost, to holders of record on __________, 1998 (the "Record Date"), of the Company's Common Stock, Preferred Stock, warrants, options and convertible notes (collectively the "Securities"), transferable rights (the "Rights") to subscribe for and purchase at $.10 (the "Subscription Price") per unit (a "Unit"), __ of a Unit for each share of Common Stock (or common stock equivalent) owned by such holder. Each holder of a Rights certificate (a "Rights Certificate") who exercises his or her right to subscribe for all Units that can be subscribed for with the Rights evidenced by such Certificates (the "Basic Subscription Right") will have the Right to subscribe for additional Units, if any, available as a result of any unexercised Rights. See "Subscription to Rights - Additional Subscription Privilege."

     The holders of the Preferred Stock, warrants, options and convertible notes will receive the number of Rights they would have received had such holders converted such securities into, or exercised such securities for, Common Stock on the Record Date. Each whole Unit will entitle the holder to receive $.10 principal amount of 8% Notes Due 2003 (the "Notes") and a ten year warrant (the "New Warrants") to purchase one share of Common Stock at an exercise price of $.10 per share.

     The Investors (as defined in the Prospectus Summary) have entered into an Agreement pursuant to which they have agreed to subscribe for, in accordance with specified percentages, enough Rights so that the amount of Rights subscribed for in the Rights Offering (as defined in the Section entitled "The Rights Offering") shall total at least $2,000,000.
                                          (Cover continued on following page)

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" beginning at Page __ of this Prospectus.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                  Underwriting                          Proceeds to Company (1)
                                                  Discounts
Price               Subscription Price          and Commissions
                                                                                  Minimum(2)            Maximum(3)
----------------------------------------------------------------------------------------------------------------------
Per Unit                  $.10                     None                                $.10              $.10
----------------------------------------------------------------------------------------------------------------------
Total               $5,000,000                     None                          $2,000,000        $5,000,000
======================================================================================================================
(1)  Before deducting expenses payable by the Company estimated to be $250,000.
(2)  Minimum assumes that $2,000,000 in Rights are subscribed by the Investors.
(3)  Maximum assumes that the Rights Offering is fully subscribed.

 (cover page continued)


     A transferable Rights Certificate evidencing the total number of Rights to which a stockholder is entitled is being sent with this Prospectus to each stockholder entitled to participate in the Rights Offering.

     The New Warrants and Notes are immediately detachable upon the issuance of the Units. The Company does not intend to list or quote the Rights, Units, Notes or New Warrants. The New Warrants are immediately exercisable upon issuance.

     The Company's common stock is quoted on the OTC Bulletin Board. The closing price of a share of the Company's common stock on January 21, 1998 was $.10.

     The Rights may not be exercised by any person, and neither this Prospectus nor any Rights Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any Notes or New Warrants in any jurisdiction in which such transactions would be unlawful.


                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights, Notes and New Warrants (the "Offered Securities") offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company or the Offered Securities, reference is hereby made to such Registration Statement and exhibits filed therewith.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information relating to the Company. The address of the Commission's Web site is (http://www.sec.gov). The Company's Common Stock trades in the over-the-counter Market.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT IN THE OFFERED SECURITIES.

                                   THE COMPANY

     The Company was incorporated under the laws of the State of Maryland on October 27, 1981. Its executive offices, laboratories and pilot plant unit are located at 9110 Red Branch Road, Columbia, Maryland 21045, and its telephone number is (410) 997-2599.

     The Company is engaged in the business of industrial microbiology and related biotechnologies. The Company was formed to develop, produce and market value-added specialty biochemical products derived from abundant, inexpensive and renewable agricultural residues and wastes through the use of state-of-the-art fermentation technology, physical and chemical separation technology, and related chemical and biochemical engineering technologies.

     In 1996, the Company began commercial fermentation trials with another potential manufacturing partner. On July 3, 1997, the Company signed a non-exclusive toll manufacturing agreement with Fermic, S.A. de C.V., Mexico City ("Fermic"), for the production of its natural astaxanthin pigment, AstaXin(R). Commercial production is expected to be reached in the first quarter of 1998. This agreement is intended to aid the Company in producing enough AstaXin(R) to meet demand, although there is no assurance that sufficient quantities will be able to be produced or that demand will materialize.

                               THE RIGHTS OFFERING

     The Company is distributing at no cost to holders of Common Stock, convertible notes, options, Preferred Stock and warrants, as of the Record Date, one transferable Right for each share of Common Stock or, in the case of convertible notes, options, Preferred Stock and warrants, a number of Rights equal to the number of common shares such holder would receive had such securities been converted into or exercised for Common Stock as of the Record Date.

DESCRIPTION...........     Each Right entitles the holder to purchase __ of a
                           Unit.  The Subscription Price for each Unit is  $.10
                           and entitles the holder to $.10 principal amount of 8% Notes Due 2003 and one New Warrant to purchase
                           Common Stock at an exercise price of $.10 for a period of ten years.

RECORD DATE...........     __________, 1998.

EXPIRATION DATE            5:00 p.m. (New York time), ______ __, 1998
                           (the "Expiration Date").

TRANSFER..............     The Rights are transferable.

ADDITIONAL SUBSCRIPTION
PRIVILEGE.............     Each holder of a Rights Certificate who exercises his
                           or her right to subscribe for all Units that can be subscribed will have the privilege of subscribing at the Subscription Price for additional Units, if any, available as a result of Rights that are not exercised. See "Subscription to Rights--Additional
                           Subscription Privilege."

STANDBY COMMITMENT
TO PURCHASE UNITS.....     Several investors in the Company (Messrs.
                           Abeles, Cenerazzo, Kempner, Knafel and  Manocherian)
                           (the "Investors"), have entered into an Agreement pursuant to which they have agreed that if holders of Securities of the Company purchase less than $2,000,000 in Units, then the Investors will purchase at the Subscription Price, the difference between $2,000,000 and the amount of Units purchased by such holders.

DILUTION OF
EXISTING COMMON
 STOCK................     Upon consummation of the Rights Offering, the
                           percentage of the Company's voting securities owned by existing stockholders, other than the Investors, could be reduced significantly on a fully diluted basis. On a fully diluted basis, assuming exercise of the then outstanding options and warrants and conversion of notes and Preferred Stock, the outstanding voting power held by such stockholders will be reduced from approximately 25% to approximately 18% of the outstanding voting power of the Company.


RISK FACTORS..........     An investment in the Offered Securities involves
                           various risks, and prospective investors should carefully consider the matters discussed under "Risk
                           Factors" prior to any investment in the  Company.

                                  RISK FACTORS

     The Offered Securities involve a high degree of risk. Prospective investors should review the entire Prospectus and carefully consider, among other factors, the following matters:

     LACK OF REVENUE FROM OPERATIONS


     The Company did not receive any revenues from operations during the third quarter of fiscal year 1997.


     REQUIREMENTS FOR ADDITIONAL FUNDS


     The Company believes it will require additional financing of between $1,000,000 and $2,000,000 in order to meet its operating expenses over the next twelve months. There can be no assurance that the Company will be able to secure additional financing, or that such financing will be available on terms which are favorable to the Company. These financing needs are in addition to the $2,000,000 minimum that the Company will receive from the Rights Offering. In order to continue the Company's case against ADM (see "Legal Proceedings"), the Company believes it will need an additional $1,000,000 over the next twelve months. Including this litigation, the Company believes it will need between $2,000,000 and $3,000,000 of additional financing over the next twelve months.


     PROCEEDS FROM THE RIGHTS OFFERING MAY BE USED TO REPAY DEBT


     If the Company does not raise at least $2 million in the Rights Offering, the Investors have agreed to purchase Units equal to the difference between $2 million and the proceeds received from the Rights Offering. This will insure to the Company that the Company will receive at least $2 million of proceeds pursuant to the Rights Offering; HOWEVER, concurrently therewith the Company will have to repay the Bridge Loan if requested by the Investors so that, in that event, the Company (after repayment of the Bridge Loan and payment of the expenses of the Rights Offering) will not have any proceeds which could be used for working capital purposes. In such case, the Company will have to seek additional financing to continue its operations. The Investors will be entitled to exercise their Rights, but will only be obligated to make up the difference between $2 million and the amount of proceeds received from the Rights Offering. The Company has been advised that the Investors presently intend to exercise all Rights to which they will be entitled to subscribe and to have the Bridge Loan repaid from the proceeds of the Rights Offering. This will result in the Company receiving approximately $3 million from the exercise of Rights by the Investors. The proceeds will then be used to repay in full the Bridge Loan. The proceeds from the exercise of Rights by the Investors will be included in calculating whether the Company has raised $2 million.


     LACK OF COVERAGE; SUSPENSION OF DIVIDENDS

     The Company is not generating sufficient revenues from operations to cover its fixed charges, including scheduled interest and dividend payments on its outstanding Debenture and the Preferred Stock, or to fund cash repayment of the Debenture or ultimate redemption of all of the Redeemable Preferred Stock. In December 1988, the Company suspended payment of the fourth quarter dividend payable on the Preferred Stock. Any resumption of dividend payments on Preferred Stock would require significant improvements in cash flow. As of September 30, 1997, total dividends in arrears on the Company's preferred stock was $1,286,450.

     GOING CONCERN OPINION FROM INDEPENDENT AUDITORS

     Due to the Company's past history of losses, the Independent Auditors' Report contains an explanatory paragraph that states that the Company's recurring losses and limited capitalization raise substantial doubt about the Company's ability to continue as a going concern. In addition, the auditor issued a going concern opinion for the Company.

     HISTORICAL NET LOSSES; STOCKHOLDERS' DEFICIT

     The Company has incurred net losses since its inception. During its fiscal year ended December 31, 1996 and nine months ended September 30, 1997, the Company incurred net losses of $776,873 and $958,726, respectively. The Company expects to continue to incur net losses for a period of time, and hopes to become profitable by the end of 1998. There can, however, be no assurance that after the Rights Offering the Company will be able to achieve increased revenue or profitability. At September 30, 1997, the Company had a stockholder's deficit of $3,792,015.

     DEBT FINANCING; INABILITY TO SERVICE DEBT

     After completion of the Rights Offering, the Company will continue to have substantial debt obligations of a minimum of approximately $4.6 million and a maximum of approximately $7.6 million and will continue to have significant Preferred Stock dividend obligations. Even if the Rights Offering is completed, the Company's ability to meet its debt service obligations will depend on a number of factors, including its ability to generate operating cash flow. There can be no assurance that targeted levels of operating cash flow will actually be achieved. The Company had a negative debt to capitalization ratio as of December 31, 1996 and as of September 30, 1997.

     LACK OF LIQUIDITY

     The operating activities of the Company continue to consume net cash. The Company believes that as a result of the proceeds of the Rights Offering, the Company will have sufficient cash liquidity through September 30, 1998. In order for cash flow from operating activities to be sufficient to sustain the Company's operations beyond that date, the Company will likely be required to achieve an increase in revenue or to raise additional financing. There can be no assurance that such an increase in revenue will occur or that it will be sufficient to maintain adequate cash to continue operations beyond that date. Negative cash flows from operations for the year ended December 31, 1996 were $610,842. Negative cash flows from operations for the nine months ended September 30, 1997 were $651,022.

     POSSIBLE DECLINE OF STOCK PRICE AFTER RIGHTS OFFERING

     The issuance of New Warrants pursuant to the Rights Offering to purchase an aggregate of up to 50,000,000 shares of Common Stock would represent approximately 42% of the equity of the Company on a fully diluted basis, which could adversely affect the market price of the Common Stock.

     DILUTION OF VOTING POWER OF EXISTING COMMON STOCK

     Upon consummation of the Rights Offering, the percentage of the Company's voting securities owned by existing stockholders, other than the Investors, could be reduced significantly on a fully diluted basis. On a fully diluted basis, assuming exercise of all outstanding options and warrants and conversion of notes and Preferred Stock, the outstanding voting power held by such stockholders will be reduced from approximately 25% to approximately 18% of the outstanding voting power of the Company. Shareholders of the Company may also experience additional dilution should the Company raise additional funds through equity financing.

     ANTI-DILUTION PROVISIONS OF THE SERIES A PREFERRED STOCK

     The Rights Offering will trigger the anti-dilution provisions of the Series A Preferred Stock. This will dilute the voting power of the holders of Common Stock.

     OWNERSHIP BY CONTROLLING STOCKHOLDERS AND POSSIBLE EFFECTS

     The Investors currently hold approximately 35.8% of the outstanding Common Stock of the Company, and approximately 75.4% on a fully diluted basis assuming the exercise of warrants and conversion of notes. Following the Financing Transaction, the Investors will (depending upon participation by outside shareholders in the Rights Offering) own between 80.6% and 82.94% of the Common Stock of the Company. As a result of the controlling ownership in the Company, the Investors will be able to elect all the directors of the Company and control management of the Company.

     ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company does not anticipate paying any cash dividends in the foreseeable future. In addition, unless full cumulative dividends have been paid on the outstanding Series A Preferred Stock, the Company will not be entitled to pay dividends on the Common Stock.

     SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Rights Offering, a total of approximately 140 million shares of Common Stock will be issuable upon conversion of notes and upon exercise of warrants. The conversion of such notes and the exercise of such warrants, would result in the issuance of a substantial number of shares of Common Stock, thereby diluting the proportionate equity interests of the holders of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of warrants or options or conversion of notes), or the perception that such sales could occur, could adversely affect the prevailing market prices for the Common Stock.

     ABSENCE OF A STABLE MARKET

     There is no established trading market for the Notes and New Warrants and there can be no assurance as to the liquidity of any market that may develop for these securities or as to the price at which holders will be able to sell such securities. The Company does not intend to list or quote any of the Rights, Units, Notes or New Warrants.

     DEPENDENCE ON OTHERS

     The Company has no manufacturing facilities other than its pilot plant facility in Columbia, Maryland. Thus, to manufacture its products, the Company has either licensed its products to third-party manufacturers or entered into production arrangements with third-party manufacturers or joint venture partners. The Company has no control over the delivery of such products, which has resulted in delays in the Company's commercialization of its products. To date, the Company has not had the resources to construct its own manufacturing facilities, and the proceeds from this offering will not provide the funds (which would be substantial) necessary for such construction.

     PRICE FLUCTUATIONS OF MATERIALS USED IN PRODUCTION

     The principal raw materials utilized by the Company are generally sold as commodities and, thus, display cyclical price fluctuations. However, the primary raw materials are sugar and corn syrup which do not fluctuate in a way that could materially affect the business of the Company.

     LACK OF PROFITABILITY AND RELIANCE ON ONE PRODUCT

     The Company's success is dependent upon the successful development and sale of AstaXin(R), a fermented yeast product used as a feed supplement in aquaculture. The Company believes AstaXin(R) will be profitable based on material costs, manufacturing costs and selling price. However, no assurance can be given that sufficient quantities of AstaXin(R) will be available to meet demand or that such demand will materialize.

     To date, the Company has produced under contract and sold limited commercial quantities of only one of its products, namely its ClandoSan(R) chitin-based pesticide and has produced test market quantities of AstaXin(R). The Company has not produced or sold significant commercial quantities of any other products which it has developed. Expenses associated with research and product development and manufacturing and marketing activities will continue to impact profitability in the near future.

     TECHNOLOGICAL CHANGE

     The Company expects that technological developments in the biotechnology field will continue at a rapid pace and that its commercial success will depend upon its ability to be at the leading edge of specialized biotechnologies and to attain a competitive technological position in specialized product areas.

     COMPETITION

     Competitors in the biotechnology field in the United States and elsewhere are numerous and include major chemical, pharmaceutical and food companies, as well as specialized biotechnology companies. Competition can be expected to increase as small biotechnology companies continue to be purchased by major multinational corporations with their huge resources. Competition is also expected to increase with the introduction of more diverse products developed by biotechnology firms, increasing research cooperation among academic institutions and large corporations, and continued government funding of research and development activities in the biotechnology field, both in the United States and overseas. Unlike the majority of biotechnology companies, which are developing products principally for the pharmaceutical industry, the Company has focused its own activities on the development of proprietary products for use in food, fermentation and agricultural industries. In the future, however, competitors may offer products, which, by reason of price or efficacy or more adequate resources for technology advances, may be superior to the Company's existing or future products.

     In addition, the aquaculture market into which the Company's product, AstaXin(R) will be sold is a highly competitive industry worldwide and one large company is marketing, and certain large companies are presently known to be planning to develop and market, competitive products.

     PATENTS AND PROPRIETARY INFORMATION

     It is the Company's policy to protect its intellectual property rights by a variety of means, including applying for patents and trademarks in the United States and other countries. The Company also relies upon trade secrets and improvements, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. In this regard, the Company places restrictions on its agreements with third parties with respect to the use and disclosure of any of its proprietary technology. The Company also has internal nondisclosure safeguards, including confidentiality agreements with employees and consultants.

     During fiscal years 1994, 1995, and 1996, as part of the Company's stringent cost containment efforts, all patents and trademarks were carefully reviewed and those with no foreseeable commercial value have been abandoned to eliminate costly maintenance fees. Patents (and applications) and/or trademarks on technology with recognized commercial value include those for AstaXin(R), ClandoSan(R), Weyco-Serv(R) and streptococcus lytic enzyme. Extensive additional foreign applications for AstaXin(R) have been submitted.

     GOVERNMENT REGULATION

     The manufacturing and marketing of most of the products the Company has developed or intends to develop will likely be subject to regulation by various governmental agencies in the United States, including the Food and Drug Administration ("FDA"), the Department of Agriculture ("USDA"), and the Environmental Protection Agency ("EPA"), and comparable agencies in other countries. All products developed by the Company to date have been affirmed to be Generally Recognized as Safe ("GRAS") under applicable regulations of the FDA by a panel of independent scientific experts convened by the Company to evaluate its processes and products. All of the Company's products must conform to current Good Manufacturing Practices (as defined under the Federal Food, Drug and Cosmetic Act and the rules and regulations thereunder), and the Company believes all its products so conform. There can he no assurance, however, that such assertions and affirmations will not be reversed by the FDA, the USDA or the EPA and that the Company will not then be required to obtain costly and time-consuming approvals from these agencies or comparable agencies in foreign countries. The extent of any adverse governmental regulation that might arise from future administrative or legislative action, including current rules and regulations, pertaining to the process of GRAS affirmations, cannot be predicted.

     ATTRACTION AND RETENTION OF KEY PERSONNEL

     The Company's ability to develop marketable products and to maintain a competitive position in light of technological developments will depend, in part, on its ability to attract and retain highly qualified scientific, technical and management personnel. Intense present competition for such personnel is expected to continue into the future. The Company believes that it has been successful in attracting skilled and experienced personnel and is seeking additional scientific, technical and management personnel necessary for its operations. Retention of such personnel will depend on the Company's ability to provide such personnel with competitive compensation arrangements, equity participation and other benefits.





     LACK OF LIQUIDITY OF COMMON STOCK

     The trading market for, and liquidity of, the Company's common stock is limited. The average daily trading volume for the common stock during the period from December 12, 1997 through January 15, 1998 was 3,565 shares. This represents approximately .0055% of the outstanding shares of common stock of the Company, assuming exercise or conversion of all warrants, options, and convertible notes, or approximately .019% assuming such securities are not exercised or converted.





     EFFECT OF LITIGATION ON THE COMPANY'S OPERATIONS


     Archer Daniels Midland, Inc. ("ADM") has sued the Company for patent infringement requesting a preliminary injunction. ADM's request for injunctive relief was denied. The Company filed a $300,450,000 contract and trade secrets lawsuit against ADM. The Company contends that ADM stole the Company's new secret formula for making a natural compound that turns the pale flesh of farmbred salmon into the bright pink of wild fish. The Company is also claiming breach of contract. Should ADM ultimately prevail, the Company could be enjoined from producing its natural astaxanthin pigment, AstaXin(R). (See "Legal Proceedings").


     RISK OF LOW PRICED STOCKS


     Trading in the Company's Common Stock is subject to a Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. "Penny Stock" is defined as a stock that trades below $5 per share. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, broker-dealer's duties to the customer, a toll-free telephone number for inquiries about the broker-dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for penny stock held in the account and information on the limited market in penny stocks.


                               THE RIGHTS OFFERING

     The Company has been without sufficient working capital with which to fund its operations and has been borrowing funds, from time to time, on a demand basis from various directors of the Company. Based on the Company's operations, it now needs the infusion of a greater amount of funds on a long term basis. Due to the size of the proposed new financing, the Company, as described below, has determined that it is feasible to permit all stockholders of the Company to participate in such financing. The Company felt it was impractical to enable stockholders to participate in the prior financings due to the smaller nature of the prior financings, the cost and time delay involved and the complete uncertainty regarding the Company's prospects.

     Commencing in 1997, the Company has had discussions with the directors and potential outside investors with respect to a long-term financing. In June 1997, the Company substantially completed negotiations with its directors relating to this financing. As part of this agreement and in view of the advanced nature of the potential commercial production of the astaxanthin pigment it was determined to offer to the stockholders of the Company the opportunity to participate in the financing on the same terms as the directors.


     Effective August 1997, various directors of the Company (Messrs. Abeles, Cenerazzo, Kempner and Knafel) and an outside investor (collectively the "Investors") and the Company entered into the Loan Agreement pursuant to which the Investors agreed to make advances to the Company from time to time in an aggregate principal amount for all such advances outstanding not to exceed $2,000,000 at any time (the "Bridge Loan"). The $2,000,000 of loans made on and after June 5, 1997, as hereinafter described, are all part of the Bridge Loan. The outstanding principal amount of the Bridge Loan bears interest at the rate of 8% per annum. The Bridge Loan is due and payable on the first to occur of March 31, 1998, or the closing of the Rights Offering (as described below). At the option of each Investor, all indebtedness under the Bridge Loan will be repaid and canceled through the use of proceeds from the Rights Offering or will be converted into Common Stock of the Company at a conversion price of $.10 per share.


     The Company has agreed to undertake a Rights Offering (the " Rights Offering") in which the Company would seek to raise up to $5,000,000 by issuing to each holder of Common Stock (including Common Stock issuable upon exercise or conversion of outstanding convertible notes, preferred stock, warrants and options of the Company on an as converted basis) one transferable Right for each share of Common Stock or equivalent thereof. Each Right will entitle the holder to purchase prior to the Expiration Date of such Right at a subscription price of $.10 per Unit, ____ of a Unit.

     If the Company does not raise at least $2 million in the Rights Offering, the Investors have agreed to purchase Units equal to the difference between $2 million and the proceeds received from the Rights Offering. This will insure to the Company that the Company will receive at least $2 million of proceeds pursuant to the Rights Offering; however, concurrently therewith the Company will have to repay the Bridge Loan if requested by the Investors so that, in that event, the Company (after repayment of the Bridge Loan and payment of the expense of the Rights Offering) will not have any proceeds.

     In consideration of the Investors committing to make the Bridge Loan and agreeing to subscribe for Units pursuant to the Rights Offering to insure the Company receives at least $2 million pursuant to the Rights Offering, the Company agreed to issue to the Investors warrants, at an exercise price of $.10 per share, to purchase 10 shares of Common Stock for each $1.00 of loans made by each Investor. This represents an aggregate of 20,000,000 shares issuable upon exercise of such warrants. In addition, the Investors agreed that all loans made by them to the Company since November 1995 will be changed from a demand basis and will mature concurrently with the maturity of the Notes.

DESCRIPTION OF UNITS

     Each Unit will consist of $.10 principal amount of Notes and a New Warrant to purchase one share of Common Stock. The Notes shall be general, unsecured obligations of the Company and may be issued under an indenture with a trustee to be selected by the Company. The Notes will bear interest at the rate of 8% per annum and will be due and payable five years from the date of issuance. Interest will be payable either annually or at maturity, at the Company's option. Beginning at the end of 1998, the Notes will be prepayable to the extent of 25% of the Company's net earnings determined in accordance with generally accepted accounting principles, plus any applicable tax savings. The prepayment right may be waived by the holders of two-thirds of the Notes. The Notes may be tendered at the principal amount in payment of the exercise price of the New Warrants. The Notes may be prepaid by the Company at any time and from time to time. The Notes will not contain any negative or financial covenants and are not subordinated to any indebtedness of the Company. The following will constitute defaults under the Notes:

         (a) failure to pay interest on the Notes after the interest becomes due and payable and continuance of such default for a period of 30 days;

         (b) failure to pay all or any portion of the principal of the Notes when such principal becomes due and payable, whether at maturity or otherwise and continuance of such default for a period of 5 days; or

         (c) certain events of bankruptcy, insolvency, or reorganization which are voluntary or, if involuntary, continue for a period of 90 days.

Upon default the Notes will become due and payable. Holders of two-thirds of the principal amount of the Notes outstanding will be able to amend, modify or waive any of the provisions of the Notes, including defaults. The Notes do not contain any change of control provisions.

     The New Warrants will expire ten years after issuance and will be exercisable at an exercise price of $.10 per share. The New Warrants will be exercisable for either cash, surrender of Notes valued at the principal amount thereof or by cashless exercise in which the holders elect to receive a number of shares of Common Stock of the Company having a fair market value equal to the difference between the fair market value of a share of Common Stock and the exercise price. If after three years, the closing price of a share of Common Stock is $1.00 or more, then the Company shall have the option to redeem the New Warrants at a price of $.01 per Warrant by notice given at least 30 days prior to the redemption date. If the New Warrants are called for redemption, they must be exercised prior to the redemption date or the right to exercise them will be forfeited. The number of shares of Common Stock issuable on exercise of the New Warrants and the exercise price thereof will be subject to adjustment in the event of stock dividends, stock splits, reorganizations, consolidations or mergers.

                             SUBSCRIPTION TO RIGHTS

GENERAL

     The Company is distributing as soon as practicable after the date of this Prospectus, at no cost, to each holder of the Securities on the Record Date, one Right for each share of Common Stock and Common Stock equivalent. Each Right entitles the holder to purchase at the subscription price of $.10 per Unit, ____ Units. Rights expire at 5:00 p.m. New York City time on __________, 1998 (the "Expiration Date"), unless the offering period is extended by the Company. The Rights will be fully transferable and may be traded on any market that develops for them, if any. The Rights are evidenced by transferable Rights Certificates in registered form evidencing the total number of Rights to which the holder is entitled. A Rights Certificate will be sent to each holder of Securities.

     There is no minimum number of Rights which must be exercised in the Rights Offering.

     Holders who receive Rights may (a) purchase Units through the exercise of their Rights, (b) transfer the Rights, (c) subscribe for additional Units or (d) allow the Rights to expire unexercised.

     All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights are the responsibility of the holder of the Rights and none of such commissions, fees, or expenses shall be paid by the Company.

     THE BOARD OF DIRECTORS OF THE COMPANY DOES NOT MAKE ANY RECOMMENDATION WITH RESPECT TO THE EXERCISE OF THE RIGHTS BY ANY SHAREHOLDER OR OTHER PERSON.

FRACTIONAL UNITS

     No fractional Units will be issued pursuant to the exercise of the Rights. Persons exercising Rights will be able to purchase that number of Units equal to the product of their Rights multiplied by _____, rounded down to the next whole Unit.

RIGHTS OFFERING PERIOD

     The Rights will be exercisable until the Expiration Date. At the Expiration Date, any unexercised Rights will become void and have no value. In the event the Expiration Date is extended, the Company will make a public announcement setting forth the date to which the Rights Offering is being extended.

METHOD OF OFFERING

     The Rights Offering is being made directly by the Company. The Company will not pay any underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Rights or sales of the Notes and New Warrants offered hereby, other than the fees paid to American Stock Transfer & Trust Company (the "Exercise Agent"). The Company estimates that the expenses of the Rights Offering will total approximately $250,000.

HOW TO EXERCISE AND SUBSCRIBE

     The Exercise Agent will act as the Company's agent to accept exercises of the Rights. The Rights may be exercised until the Expiration Date by completing and signing the Rights Certificates, which accompany this Prospectus, and by mailing or delivering the forms to the Exercise Agent accompanied by payment in full for the number of whole Units. Subject to the late delivery and payment procedures set forth below, a signed and completed Rights Certificate together with proper payment must be received by the Exercise Agent no later than the Expiration Date. If time does not permit delivery of any executed Rights Certificate before the Expiration Date, but the Exercise Agent has received, before the Expiration Date, full payment (subject to the limited exception for delayed payment as described below), in proper form, for the Rights exercised, together with a notice of guaranteed delivery and a letter (which may be delivered by facsimile transmission) or telegram from a commercial bank or trust company, or a member firm of any registered United States national securities exchange or of the National Association of Securities Dealers, Inc., which contains (i) the certificate number of the Rights Certificate relating to the Rights, (ii) the name and address of the Rights Offering participant, (iii) the number of the Rights with respect to which the Rights Certificate was issued,
(iv) the number of the Rights being exercised and (v) a guarantee that a properly completed and duly executed Rights Certificate will, within five Business Days of the Expiration Date, be delivered to the Exercise Agent, then the Company will treat such Rights as having been exercised, subject to receipt of the properly completed and duly exercised Rights Certificate (and receipt of payment in the case of a permitted delayed payment). LATE DELIVERY OF RIGHTS CERTIFICATES WILL NOT BE ACCEPTED UNLESS THERE HAS BEEN STRICT COMPLIANCE WITH THESE REQUIREMENTS OR THE COMPANY WAIVES DEFECTS IN SUCH LATE DELIVERY. The Company will be the sole judge as to whether there has been compliance with such requirements. Neither the Company or the Exercise Agent shall have any liability whatsoever for any Rights Certificate not being accepted.

     Rights Certificates and payment should be mailed or delivered by hand or overnight courier by such holders to:

IF BY MAIL:                                IF BY HAND OR OVERNIGHT COURIER:


                   The Exercise Agent's telephone number is __

     The method of delivery of a Rights Certificate to the Exercise Agent is at the risk of the Rights Offering participants. The Company suggests that express mail or similar overnight courier be used to insure timely delivery. However, if delivery is by regular mail service, the use of registered or certified mail, return receipt requested, properly insured, is recommended. EXECUTED EXERCISE FORMS SHOULD BE MAILED OR DELIVERED TO THE EXERCISE AGENT AND NOT TO THE COMPANY. QUESTIONS REGARDING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE COMPANY.

ADDITIONAL SUBSCRIPTION PRIVILEGE

     Any holder of a Rights Certificate who exercises his or her right (the "Basic Subscription Right") to subscribe for all the Units that can be subscribed for with the Rights evidenced by such certificate, has the privilege (the "Additional Subscription Privilege") of subscribing for additional Units at the Subscription Price. The Units available for additional subscriptions (the "Remaining Units") will be those that have not been subscribed and paid for pursuant to the Basic Subscription Rights.

     To exercise such privilege, any holder of a Rights Certificate who completes Form 1 thereon for the maximum number of Units that can be subscribed for with the number of Rights evidenced by such certificate must also complete Form 2 on the Rights Certificate and specify the number of additional Units desired to be subscribed for. When delivering to the Exercise Agent the completed Rights Certificate and payment for the Units initially subscribed for under Form 1, IN ORDER FOR THE ADDITIONAL SUBSCRIPTION TO BE VALIDLY EXERCISED, PAYMENT IN THE MANNER DESCRIBED BELOW UNDER "PAYMENT" MUST ALSO BE ENCLOSED FOR THE ADDITIONAL UNITS SUBSCRIBED FOR UNDER FORM 2; THESE LATTER FUNDS WILL BE PLACED IN A SEGREGATED ACCOUNT WITH THE EXERCISE AGENT PENDING ALLOCATION OF ANY UNITS PURSUANT TO THE ADDITIONAL SUBSCRIPTION PRIVILEGE, WITH ANY EXCESS FUNDS BEING RETURNED BY MAIL WITHOUT INTEREST OR DEDUCTION AS SOON AS PRACTICABLE AFTER THE EXPIRATION DATE.

     Where there are sufficient Remaining Units to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each such participant will be allotted the number of additional Units subscribed for.

     If the aggregate number of Units subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Units, the number of Remaining Units initially allotted to each participant in the Additional Subscription Privilege will be the lesser of (a) the number of Units which that participant has subscribed for under the Additional Subscription Privilege and
(b) the product (disregarding fractions) obtained by multiplying the number of the Remaining Units by a fraction of which the numerator is the number of Units subscribed for by that participant under the Basic Subscription Rights and the denominator is the aggregate number of Units subscribed for under the Basic Subscription Right. If after the initial allotment there are still Remaining Units and holders of Rights whose exercise of the Additional Subscription Privilege has not been fully satisfied, such Remaining Units will be allocated (one or more times as necessary) in accordance with the foregoing principle until all available Remaining Units have been allocated. Any fractional share to which persons exercising their Additional Subscription Privilege would otherwise be entitled pursuant to such allocation will be rounded down to the next whole share.

     Holders of Rights Certificates who participate in the Additional Subscription Privilege will be notified as soon as practicable after the Expiration Date of the number of additional Units, if any, allotted to them.

PAYMENT

     Payment in full of the aggregate exercise price for the number of whole Units subscribed for pursuant to the Rights Offering must be made by Rights Offering participants in United States dollars by check, certified check, cashier's check, postal or express money order or wire transfer. In order to avoid any unnecessary delays, it is recommended that payment for Units be made by certified check, cashier's check or postal or express money order. Checks or money orders should be made payable to the order of America Stock Transfer & Trust Company, as Exercise Agent. A member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States may exercise Rights by delivering (including by facsimile transmission) a completed and signed Rights Certificate as described above without including payment of the exercise price therefor to the Exercise Agent, provided that (a) such purchasing entity guarantees payment of the purchase price in form and substance satisfactory to the Company and the Exercise Agent and (b) its payment is actually received no later than five Business Days following the date of its exercise. ALL EXERCISES OF RIGHTS CERTIFICATES ARE SUBJECT TO THE CLEARANCE OF ALL CHECKS THROUGH NORMAL BANKING CHANNELS, AND THE RECEIPT OF PAYMENT BY THE EXERCISE AGENT.

NO WITHDRAWAL RIGHTS

     Exercises of Rights pursuant to the Rights Offering will be irrevocable and will not be subject to withdrawal.

CERTAIN LEGAL MATTERS

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exercise will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any exercise if such exercise is not in accordance with the terms of the Rights Offering or not in proper form or if the acceptance thereof or the issuance of Units pursuant thereto could be deemed unlawful or for any other reason it deems appropriate. The Company also reserves the absolute right to waive any deficiency or irregularity with respect to any Rights Certificate or the exercise thereof.

PURCHASE AND SALE OF RIGHTS

     Until the Expiration Date, the Rights may be bought and sold in private transactions or in normal market transactions, such as those through stockbrokers, assuming a market develops for the Rights. The sale of the Rights may involve the payment of a commission and applicable taxes, if any. No trading market exists as of the date of this Prospectus for the Rights. There is no assurance that any market for the Rights will develop, or if developed, will be sustained. The number of Rights evidenced by a Rights Certificate may be divided or combined and transferred at the office of the Exercise Agent, but a Rights Certificate may not be divided in such a way as to result in a fractional right.

                            EFFECT OF RIGHTS OFFERING

     The following table sets forth the equity ownership of the Company prior to the consummation of the Financing Transaction* and assuming exercise of outstanding warrants and conversion of outstanding notes and Preferred Stock.

                                                                   BEFORE FINANCING TRANSACTION
                           -------------------------------------------------------------------------------------------------------
                                                                                              Assuming Exercise of all
                                                                                                Warrants and Conversion
                                                                                       of Notes, Preferred and Dow Debenture(1)
                                                                                   -----------------------------------------------
                                     NUMBER OF                     PERCENT                NUMBER OF              PERCENT
                                       COMMON                         OF                   COMMON                  OF
                                       SHARES                       EQUITY                 SHARES                EQUITY
"INVESTORS"
----------------------------
Joseph C. Abeles                       2,113,544                   11.04%                 12,303,804              18.86%
John A. Cenerazzo                        283,872                    1.48%                  1,579,706               2.42%
Thomas L. Kempner                      2,404,365                   12.56%                 17,033,669              26.11%
Sidney R. Knafel                       2,044,716                   10.68%                 15,168,143              23.25%
Fraydun Manocherian                         0                       0.00%                  3,750,000               5.75%
                                       ----------                ---------                ----------              ------

All "Investors"                        6,846,497                   35.76%                 49,835,321              76.40%
as a  group

All other shareholders                12,297,476                   64.24%                 15,394,690              23.60%
                                      -----------                  -------                -----------             -------
All shareholders                      19,143,973                  100.00%                 65,230,012             100.00%
                                      ===========                 ========                ===========            ========
Net Tangible Book Value per Share         ($0.20)                                             ($0.06)
                                          =======                                             ========

* The Bridge Loan and the Rights Offering are collectively referred to as the Financing Transaction.

(1) "Dow Debenture" means that certain debenture dated July 1, 1988 issued by the Company to Dow Chemical Company in the principal amount of $1,500,000.

The above table has been prepared under the following assumptions:

         1. Exercise of all warrants, conversion of notes, preferred and Dow
Debenture is defined as: (1) the exercise of all warrants outstanding prior to the Financing Transaction which are exercisable as of July 31, 1997 or within 60 days thereafter; (2) conversion of all promissory notes outstanding as of July
31, 1997; (3) conversion of all preferred stock outstanding as of July 31, 1997;
and (4) conversion of the Dow Debenture.

     The following tables set forth the equity ownership of the Company after the consummation of the Financing Transaction, assuming that stockholders fully subscribe to the Rights Offering and assuming that stockholders do not purchase any Units upon exercise of the Rights, and that the Investors acquire $2 million of Units.

                                                    After Financing Transaction
                                              Assuming Stockholders Purchase Units in
                                                          Rights Offering
                           ------------------------------------------------------------------------------
                                                                              Assuming Exercise of
                                                                              all Warrants and Conversion
                                                                              of Notes, Preferred
                                                                               and Dow Debenture

                                                                  --------------------------------------------
                                  Number of           Percent            Number of               Percent
                                   Common                of                Common                   of
                                   SHARES              EQUITY              SHARES                 EQUITY
Investors
----------------------------
Joseph C. Abeles                  2,113,544           11.04%          24,238,662                    17.28%
John A. Cenerazzo                   283,872            1.48%           3,089,966                     2.20%
Thomas L. Kempner                 2,404,365           12.56%          37,693,618                    26.88%
Sidney R. Knafel                  2,044,716           10.68%          34,427,887                    24.55%
Fraydun Manocherian                       0            0.00%          12,814,635                     9.14%
                                 -----------           ------         -----------                    ------
All "Investors"                   6,846,497           35.76%         112,264,768                    80.06%
as a  group
All other shareholders           12,297,476           64.24%          27,965,244                    19.94%
                                 ----------          -------         -----------                   -------
All shareholders                 19,143,973          100.00%         140,230,012                   100.00%
                                 ==========                                                       ========
Net Tangible Book Value per Share    ($0.20)                              ($0.03)
                                     =======                              =======


The above table has been prepared under the following assumptions:

     1. Exercise of all warrants, conversion of notes, preferred and Dow
Debenture is defined as: (1) the exercise of all warrants outstanding prior to the Financing Transaction which are exercisable as of July 31, 1997 or within 60 days thereafter and all New Warrants to be issued in connection with the Financing Transaction and Bridge Loan; (2) conversion of all promissory notes outstanding as of July 31, 1997; (3) conversion of notes issued to the Investors as part of the Bridge Loan; (4) conversion of all preferred stock outstanding as of July 31, 1997; and (5) conversion of the Dow Debenture.

     2. The Investors convert all financing under the Bridge Loan into common stock of the Company.

     3. All stockholders, including the Investors, exercise all Rights issued to them under the Rights Offering.


                           AFTER FINANCING TRANSACTION
                          ASSUMING STOCKHOLDERS DO NOT
                        PURCHASE UNITS IN RIGHTS OFFERING
-------------------------------------------------------------------------------------------------------
                                                                             Assuming Exercise of
                                                                             all Warrants and Conversion
                                                                             of Notes, Preferred and Dow Debenture
                                                                 ----------------------------------------------
                                Number of            Percent            Number of                   Percent
                                 Common                of                Common                      of
                                 SHARES              EQUITY              SHARES                     EQUITY
Investors
---------------------------
Joseph C. Abeles                 2,113,544               11.04%                15,003,804            16.63%
John A. Cenerazzo                  283,872                1.48%                 1,879,706             2.08%
Thomas L. Kempner                2,404,365               12.56%                24,908,669            27.61%
Sidney R. Knafel                 2,044,716               10.68%                23,043,143            25.54%
Fraydun Manocherian                      0                 0.00%                10,000,000           11.08%
                                 ---------              --------             -----------             -------
All "Investors"                  6,846,497               35.76%                74,835,321            82.94%
as a  group
All other shareholders          12,297,476               64.24%                15,394,690            17.06%
                               -----------              -------               -----------           -------
All shareholders                19,143,973              100.00%                90,230,012           100.00%
                              ============              ===========            ============         ========
Net Tangible Book Value per Share   ($0.20)                                        ($0.04)
                                    =======                                        =======

(1) The effect of the transaction is to increase outstanding shares of Common Stock, thereby producing an antidilutive effect on loss per common share.

The above table has been prepared under the following assumptions:

     1. Exercise of all warrants, conversion of notes, preferred and Dow
Debenture is defined as: (1) the exercise of all warrants outstanding prior to the Financing Transaction which are exercisable as of July 31, 1997 or within 60 days thereafter and only those New Warrants to be issued in connection with the Financing Transaction such that Units purchased shall total $2,000,000; (2)
exercise of those warrants issued in connection with the Bridge Loan; (3)
conversion of all promissory notes outstanding as of July 31, 1997; (4)
conversion of all preferred stock outstanding as of July 31, 1997; and (5) conversion of the Dow Debenture.


FINANCIAL INFORMATION

     Financial information for the Company for the fiscal year ended December 31, 1996 and for the nine months ended September 30, 1997, is included in this Prospectus. In addition, set forth below are the Pro Forma Balance Sheets, and accompanying notes, which give effect to the Financing Transaction and Rights Offering. Pro Forma statements of operations have not been presented, since the transaction does not affect net loss.

      IGENE BIOTECHNOLOGY, INC. BALANCE SHEETS AFTER FINANCING TRANSACTION
       ASSUMING STOCKHOLDERS DO NOT PURCHASE ANY UNITS IN RIGHTS OFFERING
                 AS OF SEPTEMBER 30, 1997 AND DECEMBER 31, 1996


                                  HISTORICAL                         PROFORMA      HISTORICAL                       PROFORMA
                                  SEPTEMBER 30,      PROFORMA      SEPTEMBER 30,   DECEMBER 31,   PROFORMA         DECEMBER 31,
                                     1997           ADJUSTMENTS       1997            1996        ADJUSTMENTS         1996
          ASSETS                  (UNAUDITED)                      (UNAUDITED)     (AUDITED)

Current assets:
  Cash and cash equivalents        $   304,581      $   750,000    1,054,581       41,339         $ 2,000,000     $ 2,041,339
  Accounts receivable                   14,494              ---       14,494        9,996                 ---           9,996
  Due from stockholders                 97,094              ---       97,094       16,870                 ---          16,870
  Supplies                                 ---              ---            0        6,126                 ---           6,126
  Equipment held for resale            512,848              ---      512,848          ---                 ---             ---
  Deferred costs                        92,731              ---       92,731          ---                 ---             ---
  Prepaid expenses                         946              ---          947        4,652                 ---           4,652
                                           ---              ---          ---        -----                               -----

     Total current assets            1,022,694          750,000    1,772,695       78,983           2,000,000       2,078,983
                                     ---------          -------    ---------       ------           ---------       ---------

Other assets:
Property and equipment, net             53,045              ---       53,045       19,471                 ---          19,471
Security deposits                       10,600              ---       10,600       10,600                 ---          10,600

Total assets                       $ 1,086,339      $   750,000   $1,836,340      109,054          $2,000,000      $2,109,054
                                   ============     ===========   ===========     ========         ==========      ===========

LIABILITIES,
REDEEMABLE PREFERRED STOCK AND
STOCKHOLDER'S DEFICIT
Current liabilities
  Accounts payable and accrued
    expenses                       $   462,668              ---  $   462,668      300,799           $     ---      $  300,799
  Debenture interest payable            90,000              ---       90,000       45,000                 ---          45,000
  Promissory notes payable           2,332,500       (2,332,500)         ---      717,000            (717,000)              0
                                   ------------      -----------  ------------   ----------         -----------    -----------
     Total current liabilities       2,885,168       (2,332,500)     552,668    1,062,799                 ---         345,799

Long - term liabilities:
  Promissory notes payable            ---             3,082,500    3,082,500                        2,717,000       2,717,000
  Variable rate subordinated         1,500,000           ---       1,500,000    1,500,000              ---          1,500,000
     debenture                      -----------      -----------   ----------   -----------         -----------     ----------

    Total liabilities                4,385,168          750,000    5,135,168    2,562,799            2,717,000      4,562,799
                                     ----------      -----------   -----------  ------------        ------------    ----------
Redeemable preferred stock             493,186            ---        493,186      475,982               ---           475,982
                                       -------                       -------      -------                             -------

Stockholders' deficit:
  Preferred stock                        1,875             ---         1,875        1,875               ---             1,875
  Common stock                         191,440             ---       191,440      186,311               ---           186,311
  Additional paid-in capital        18,062,529             ---    18,062,529   17,971,220               ---        17,971,220
  Deficit                          (22,047,859)            ---   (22,047,859)  21,089,133               ---       (21,089,133)
                                   -----------                   -----------   ----------                         -----------

     Total stockholders' deficit    (3,792,015)            ---   (3,792,015)   (2,929,727)              ---        (2,929,727)
                                    ----------                   ----------    ----------                          ----------
Total liabilities, redeemable
   preferred stock and stockholders'
   deficit                          $1,086,339          $750,000 $1,836,339     $ 109,054          $2,717,000      $ 2,109,054
                                    ==========          ======== ==========     =========          ==========      ===========



NOTES TO PROFORMA BALANCE SHEETS:

The above proforma balance sheets provide information about the impact of the Financing Transaction by showing how it might have affected historical financial statements if the Transaction had been consummated at an earlier time.


Proforma statements of operations have not been presented, since the Transaction does not affect net loss. The Financing Transaction, under the assumptions described below, does not affect common shares outstanding and increases fully diluted common shares outstanding by 25,000,000 and 40,000,000 shares, respectively, as of September 30, 1997 and December 31, 1996, thereby producing an antidilutive effect on loss per common share.

$1,250,000 of Bridge Financing was outstanding as of September 30, 1997 and is included in the historical balance sheet as of September 30, 1997.

The above unaudited proforma balance sheets have been prepared under the following assumptions:

1. that the Bridge Loan will be repaid and canceled through the use of proceeds from the Rights Offering;

2. that the Investors exercise only enough Rights so that the amount of the Units purchased shall total $2 million;

3.  that other stockholders do not purchase any Units; and

4. that, as part of the Financing Transaction, the terms of all promissory notes will be changed from a demand basis and will mature concurrently with the maturity of the New Notes.

                             DESCRIPTION OF BUSINESS

GENERAL

     The Company is engaged in the business of industrial microbiology and related biotechnologies. The Company was formed on October 27, 1981 to develop, produce and market value-added specialty biochemical products derived from abundant, inexpensive and renewable agricultural residues and wastes through the use of state-of-the-art fermentation technology, physical and chemical separation technology, and related chemical and biochemical engineering technologies.

     The Company has devoted its resources to the development of proprietary processes to convert selected agricultural raw materials or feedstocks into commercially useful and cost effective specialty biochemical products for the food, feed, flavor and agrochemical industries. In developing these processes and products, the Company has relied on the expertise and skills of its in-house scientific staff and, for special projects, various consultants.

     The Company has no manufacturing facilities other than its pilot plant facility in Columbia, Maryland. To date, the Company has either licensed its products to third-party manufacturers or joint venture partners.

GOVERNMENT REGULATION

     The manufacturing and marketing of most of the products the Company has developed are and will likely continue to be subject to regulation by various governmental agencies in the United States, including the Food and Drug Administration ("FDA"), the Department of Agriculture ("USDA"), and the Environmental Protection Agency ("EPA"), and comparable agencies in other countries. Substantially all of the food products developed by the Company to date have been reviewed by a panel of independent scientific experts (the "Product Review Panel") who are qualified by scientific training and experience to evaluate, among other things, the safety of ingredients intended to be used directly or indirectly in foods. The Product Review Panel has advised the Company that it considers such products to be Generally Recognized As Safe ("GRAS") under the regulations of the FDA. The Company is not aware of any action by the FDA, the USDA or the EPA contesting these affirmations or of any basis for their doing so. There can be no assurance, however, that the FDA, the USDA or the EPA will accept such independent expert evaluations and that the Company will not be required to obtain costly and time-consuming approvals from these agencies or comparable agencies in foreign countries. The Company, as a matter of policy, requires that its products conform to current Good Manufacturing Practices (as defined under the Federal Food, Drug and Cosmetic Act and the rules and regulations thereunder) and the Company believes all of its products so conform. The extent of any adverse governmental regulation that might arise from future administrative or legislative action, including current rules and regulations pertaining to the process of GRAS affirmations, cannot be predicted.

     The Company does not anticipate any material environmental compliance costs due to the fact that production is taking place in Mexico and the manufacturer has responsibility for environmental compliance.

RESEARCH AND DEVELOPMENT

     As of December 31, 1996, the Company had expended approximately $10,200,000 on research and development since its inception on October 27, 1981 and has, as of December 31, 1996 received revenues from product sales of approximately $1,781,000 from the proprietary processes resulting from such research and development, excluding one-time license fees received in 1982 and 1985. The Company will continue to incur research and development costs in connection with improvements in its existing processes and products, but it does not anticipate development of new processes and products in l997.

     The Company's research and development activities have resulted in the development of processes to produce the products hereinafter discussed.


COMMERCIAL PRODUCTS

ASTAXIN(R)

     AstaXin(R) is the Company's tradename for its dried yeast product made from a proprietary microorganism developed by the Company. AstaXin(R) is a natural source of astaxanthin, a pigment which imparts the characteristic red color to the flesh of salmon, trout, and prawns. In the ocean, salmon and trout obtain astaxanthin from krill and other planktonic crustaceans in their diet. A crustacean diet would be prohibitively expensive for farm raised salmonids; without the addition of astaxanthin, the flesh of such fish is a pale, off-white color which is less appealing to consumers expecting "salmon-colored" fish. Efficacy of AstaXin(R) has been demonstrated by fish feeding trials in Europe, Asia, and North and South America. An estimated 285,000 metric tons of farm raised salmon are produced annually worldwide.

     Prior to 1995 the Company entered into a number of manufacturing and licensing agreements for commercial quantities of AstaXin(R). In the initial trials the manufacturing process was successfully scaled-up to 50,000-gallon fermentors. However, for a number of reasons, outside of the Company's control, none of these agreements was extended beyond the initial trial periods. This was not due to the failure of the Company's products, but rather, to outside factors such as: (1) the manufacturer selling its fermenting plant; (2) the demand for the manufacturer's own product prohibiting the manufacturer from guaranteeing production of the Company's product; and (3) the manufacturer not being able to commit to a long term contract.

     In 1995 the Company signed a nonexclusive licensing Agreement with Archer Daniels Midland Company for the manufacturing and sale of AstaXin(R). The Agreement provided for an initial payment and royalties based on sales. On February 29, 1996 Archer Daniels Midland Company informed IGENE that it would no longer use IGENE's astaxanthin technology and terminated the licensing agreement. ADM stated that its reason for terminating the license agreement was that it had better technology from another company.

     In 1996, the Company began commercial fermentation trials with another potential manufacturing partner. On July 3, 1997, the Company signed a non-exclusive toll manufacturing agreement with Fermic, S.A. de C.V., Mexico City, for the production of its natural astaxanthin pigment, AstaXin(R) (the "Fermic Contract"). Commercial production is expected to be reached in the first quarter of 1998. This agreement is intended to aid the Company in producing enough AstaXin(R) to meet demand, although there is no assurance that sufficient quantities will be able to be produced or that demand will materialize. The Company currently does not have agreements to sell AstaXin(R).

     The Fermic Contract provides that the manufacturer has a non-exclusive right to produce AstaXin(R). Fermic will provide the equipment and laboratory facilities necessary to manufacture and store the product and be responsible for purchasing raw materials. The Company is responsible for the sales effort and for insuring the quality of the pigment. The Company also has a role in insuring the manufacturing of AstaXin(R) works effectively. The term of the Fermic Contract has been extended to terminate on December 31, 1998, unless extended further.


     Based on estimates of the worldwide amount of farmbred salmon produced, the Company believes the market for AstaXin(R) exceeds $150,000,000 worldwide, which the Company estimates would be approximately 75 metric tons. The expected production rate for the Company is approximately 1 metric ton of AstaXin(R) in 1998, which would correspond to approximately 1.3% of the world market.


CRUSTACEAN SHELL PRODUCTS

     ClandoSan(R) is the Company's registered trademark for its natural pesticide made from crab and crawfish shells and processed into pellets or granules by patented and patent pending technology developed by the Company. The product acts by stimulating the growth of normal soil microorganisms, which produce enzymes that attack nematode eggs. It has secondary effects as a slow release organic fertilizer. ClandoSan(R) does not have a direct adverse effect on plantpathogenic nematodes either in vitro or in sterilized or irradiated soils and only acts indirectly to suppress nematode populations in soils. The product generally is not water-soluble and, consequently, does not contribute to ground water contamination.

     On March 17,1988, ClandoSan(R) was registered by the EPA for use with all agricultural and horticultural, crops in accordance with the Federal Insecticide, Fungicide, and Rodenticide Act ("FlERA5) section 3(c)(5). ClandoSan(R) is now registered in 49 states. ClandoSan(R) is not being currently manufactured. The Company currently does not have any agreements to sell ClandoSan(R).

 WHEY-BASED PRODUCTS

     (A) WEYCO-SERV(R)

     Weyco-Serv(R) (or NaturServ(R)) is the Company's trade name for a fermented whey-based product containing calcium propionate and calcium acetate that can be used as a food preservative and mold inhibitor in the baked goods industry, in condiments, and in other foods and beverages. The product is produced by fermenting modified cheese whey residues using a patented microbial co- culture and fermentation process developed by the Company.

     A license to manufacture and sell Weyco-Serv(R) was granted by the Company to Hercules Incorporated (`Hercules"), Wilmington, Delaware, in exchange for an initial license fee of $500,000, pursuant to a license agreement dated as of September 16, 1985. Hercules had not produced commercially any quantities of Weyco-Serv(R) and by an agreement dated October 15, 1987, the Company and Hercules terminated the license agreement.

     The termination arrangement provided that the Company pay Hercules $25,000 for termination of the license. If the Company commercializes Weyco-Serv(R), the Company will pay Hercules up to an additional $600,000 from revenues from sale or licensing of the product.

     The Company continues to be interested in licensing the Weyco-Serv(R) technology.

DIAGNOSTIC REAGENTS

     The Company has developed a number of enzymes that are suitable as reagents for clinical diagnostic applications. Two such microorganisms and fermentation processes yield high concentrations of stabilized enzymes that can be used for the isolation of strain-specific cell wall components in rapid diagnostic tests for streptococcal diseases. The Company has been granted a patent for industrial production of a lytic enzyme specific for Group A Streptococcus. To date, the Company has produced only small commercial quantities of these enzymes and continues to be interested in manufacturing and marketing these enzymes for use in diagnostic test kits. The Company does not have any agreements to manufacture or market these products.

FLAVORS AND FRAGRANCES

     The Company has developed natural flavor and fragrance chemicals by fermentation of whey and other carbohydrates. Patent applications on the proprietary microorganisms developed by the Company have been submitted in Europe and in the United States.

     The fermentation processes yield a range of water-soluble low molecular weight organic (carboxylic) acids which can be converted with naturally occurring alcohols into esters which are commercially useful both as food flavors and as fragrances in cosmetic and toiletry products.

     The Company has also developed a fermentation process for the production of Poly- LevuLan(TM), its trademark for a high molecular weight fluctose polymer, which can be used as a flavor carrier or as a foam stabilizer and thickener in food and cosmetic applications.

     The Company is continuing to seek opportunities to commercialize its flavors and fragrances technology. No such agreements are currently in place.

 PATENTS AND TRADEMARKS

     It is the Company's policy to protect its intellectual property rights by a variety of means, including applying for patents and trademarks in the United States and in other countries. The Company also relies upon trade secrets and improvements, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. In this regard, the Company places restrictions in its agreements with third parties with respect to the use and disclosure of any of its proprietary technology. The Company also has internal nondisclosure safeguards, including confidentiality agreements with employees and consultants.

     During fiscal years 1994, 1995, and 1996, as part of the Company's stringent cost containment efforts, all patents and trademarks were carefully reviewed and those with no foreseeable commercial value have been abandoned to eliminate costly maintenance fees. Patents (and applications) and/or trademarks on technology with recognized commercial value include those for AstaXin(R), ClandoSan(R), Weyco-Serv(R), and streptococcus lytic enzyme. Extensive additional foreign applications for AstaXin(R) have been submitted.

COMPETITION

     Competitors in the biotechnology field in the United States and elsewhere are numerous and include major chemical, pharmaceutical and food companies, as well as specified biotechnology companies. Competition can be expected to increase as small biotechnology companies continue to be purchased by major multinational corporations with their huge resources. Competition is also expected to increase with the introduction of more diverse products developed by biotechnology firms, increasing research cooperation among academic institutions and large corporations, and continued government funding of research and development activities in the biotechnology field, both in the United States and overseas. Unlike the majority of biotechnology companies, which are developing products principally for the pharmaceutical industry, the Company has focused its own activities on the development of proprietary products for use in food, fermentation and agricultural industries. In the future, however, competitors may offer products, which, by reason of price or efficacy or more adequate resources for technology advances, may be superior to the Company's existing or future products.

     In addition, the aquaculture market into which the Company's product, AstaXin(R), will be sold is a highly competitive industry worldwide and certain large companies are presently known to be developing and marketing competitive products.

EMPLOYEES

     At December 31, 1997, the Company had 8 employees, three of whom are in administration and marketing, while the remainder are engaged in process development and support of manufacturing activities.

     None of the Company's employees is represented by a labor union and the Company has experienced no work stoppages. The Company believes its relations with its employees are satisfactory.


                             DESCRIPTION OF PROPERTY

     The Company leases 8,480 square feet of space in the Oakland Ridge Industrial Park located at 9110 Red Branch Road, Columbia, Maryland. The Company occupies the space under a lease, expiring on January 31, 2001. Approximate rental expense is $73,000 for each remaining year of the lease.

     Approximately 2,000 square feet of the space occupied by the Company is used for executive and administrative offices and approximately 2,300 feet is used for research and development activities. Approximately 4,000 square feet of space is used for the Company's intermediate-stage or scale-up pilot plant facility.

     In addition, the Company has a 180 square-foot Biosafety level 2 laboratory suitable for manufacturing bacterial enzymes for in vitro diagnostic kits.

     The Company owns all equipment necessary for its current operations and all equipment is in satisfactory condition.

                                 USE OF PROCEEDS

     The Company anticipates using the cash proceeds received by it from the Financing Transaction for working capital and general corporate purposes. The Company will receive between $2,000,000 and $5,000,000 from the Rights Offering depending on the level of participation by outside stockholders. The working capital will be used for research and development, marketing and general overhead. If the Company does not attract participation in the Rights Offering from outside investors, proceeds from the Rights Offering may be required to be used to repay the Bridge Loan.

                                LEGAL PROCEEDINGS

     Archer Daniels Midland, Inc. ("ADM") filed a lawsuit against the Company on July 21, 1997 in the U.S. District Court in Greenbelt, Maryland alleging patent infringement. ADM sought injunctive relief and damages.


     On August 4, 1997, the Company filed a $300,450,000 contract and trade secrets lawsuit in U.S. District Court in Baltimore, Maryland, against ADM. The Company contends that ADM stole the Company's new secret formula for making a natural compound that turns the pale flesh of farmbred salmon into the bright pink of wild fish. The Company is also claiming breach of contract of the license agreement entered into between ADM and the Company. The Company claims that it complied with all material terms of this agreement including the concentration levels of its pigment.


     The Company's claim was re-asserted as a counterclaim against ADM and the two cases were joined in the District Court in Baltimore, Maryland on August 24, 1997. On September 10, 1997 the District court denied ADM's request for a preliminary injunction on the basis that ADM could not demonstrate a likelihood of success on the merits. Management believes ADM's claims are meritless.

                        DIRECTORS AND EXECUTIVE OFFICERS

NAME                          AGE          POSITION WITH IGENE

Michael G. Kimelman            58          Chairman of the Board of Directors
Thomas L. Kempner              70          Vice Chairman of the Board of
                                           Directors
Stephen F. Hiu                 41          Director, President, Secretary,
                                           Acting Treasurer, and Director of
                                           Research and Development
Ramin Abrishamian              44          Director and Chief Executive Officer
Patrick F. Monahan             47          Director, and Director of
                                           Manufacturing
Joseph C. Abeles               83          Director
John A. Cenerazzo              73          Director
Sidney R. Knafel               67          Director


MICHAEL G. KIMELMAN was elected a Director of the Company in February 1991 and Chairman of the Board of Directors in March 1991. He is the Managing Partner of Kimelman & Baird, LLC, a registered broker dealer and investment advisor. He is a founder of Blue Chip Farms, a standard bred horse-breeding farm, and has been an officer since its inception in 1968. Mr. Kimelman is currently a Director of the Harness Horse Breeders of New York State and serves on the Board of the Hambletonian Society.

THOMAS L. KEMPNER is Vice Chairman of the Board of Directors and has been a Director of the Company since its inception in October 1981. He is and has been Chairman and Chief Executive Officer of Loeb Partners Corporation, investment bankers, New York, and its predecessors since February 1978. He is currently a Director of Alcide Corporation, CCC Information Services Group, Inc., Energy Research Corp., Intermagnetics General Corp., Northwest Airlines, Inc. and Roper Starch Worldwide, Inc.

RAMIN ABRISHAMIAN was appointed Chief Executive Officer in July 1997. From April 1996 to July 1997, he was an independent consultant. From February 1990 to April 1996, he held various positions with Remediation Technologies, including president and general manager of a subsidiary. For seven years prior thereto he held various positions with Arthur D. Little Co. He received a Master of Science degree from M.I.T., and a Bachelor of Science degree from Strathcylde University, Scotland, both in chemical and process engineering.

STEPHEN F. HIU was appointed President and Treasurer in March 1991, Secretary in July 1990, and elected a Director in August 1990. He has been Director of Research and Development since January 1989 and, prior thereto, was Senior Scientist since December 1985, when he joined the Company. He was a post-doctoral Research Associate at the Virginia Polytechnic Institute and State University, Blacksburg, Virginia, from January 1984 until December 1985. Dr. Hiu holds a Ph.D. degree in microbiology from Oregon State University and a B.S. degree in biological sciences from the University of California, Irvine.

PATRICK F. MONAHAN was appointed Director of Manufacturing and elected a Director of the Company in April 1991 and has managed the Company's fermentation pilot plant since 1982. Prior thereto, he was a technical specialist in the fermentation pilot plant of W.R. Grace and Co. from 1975 to 1982. He received an Associate in Arts degree in biology from Allegheny Community College and a B.S. degree in biology with a minor in Chemistry from Frostburg State College, Frostburg, Maryland.

JOSEPH C. ABELES, private investor, was elected Director of the Company on February 28, 1991. Mr. Abeles serves as Director of Intermagnetics General Corporation, Bluegreen Corporation (formerly Patten Corp.), and Ultralife Batteries, Inc.

JOHN A. CENERAZZO was Chairman of the Board from November 1989 to April 1991. He served as President of the Company from August 1988 through September 1989 and has been a Director since September 1987. He is a Director emeritus of National Penn Bank Shares, Inc. of Boyertown, Pennsylvania, a Director emeritus of National Penn Bank and a Director of U.S. Axle Corporation.

SIDNEY R. KNAFEL, a Director of the Company since 1982, has been Managing Partner of SRK Management Company, a private investment concern since 1981; Chairman of BioReliance Corporation since 1982 and Chairman of Insight Communications, Inc. since 1985. Mr. Knafel is also currently a Director of Cellular Communications International, Inc., CoreComm Incorporated, General American Investors Company, Inc., NTL Incorporated and some private companies.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of July 31, 1997, with respect to beneficial ownership of shares of the Company's outstanding Common Stock by (i) each person known to the Company to own more than five percent of its Common Stock, (ii) each Director, and (iii) all Directors and executive officers as a group.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth information as of July 31, 1997, with respect to beneficial ownership of shares of the Company's outstanding Common Stock by (i) each person known to the Company to own more than five percent of its Common Stock, (ii) each Director, and (iii) all Directors and executive officers as a group.

                                   Number of
Name and Address                   Shares                    Percent*

Joseph C. Abeles                  12,303,804 1                   41.9%
  220 E. 42nd Street, Suite 505
  New York, NY  10017

John A. Cenerazzo                  1,612,456 2                    7.9%
  Stokesay Castle Lane
  Reading, PA  19606

Ramin Abrishamian                          0                      --
  c/o IGENE Biotechnology, Inc.
  9110 Red Branch Road
  Columbia, MD 21045

Stephen F. Hiu                       783,833 3                    3.9%
  c/o IGENE Biotechnology, Inc.
  9110 Red Branch Road
  Columbia, MD 21045

Thomas L. Kempner                 17,033,668 4                   50.4%
  c/o Loeb Partners Corporation
  61 Broadway
  New York, NY 10006

Michael G. Kimelman                3,049,657 5                    14.3%
  c\o Kimelman & Baird, LLC
  100 Park Avenue
  Suite 1101-S2
  New York, NY  10017

Sidney R. Knafel                  15,168,144 6                      47%
  c\o SRK Management Company
  126 East 56th Street
  New York, NY  10022

Patrick F. Monahan                   542,000 7                     2.8%
  c\o IGENE Biotechnology, Inc.
  9110 Red Branch Road
  Columbia,  MD 21045

All Directors and Officers        50,493,562 8                    81.6%
  as a Group (8 persons)

Fraydun Manocherian                3,750,000 9                    16.4%


* Under the rules of the Securities and Exchange Commission, the calculation of the percent assumes for each person that only such person's warrants, options or convertible notes are exercised or converted and that no other person exercises or converts outstanding warrants, options or convertible notes. Accordingly, these percentages are not on a fully-diluted basis.

1 Includes 2,109,404 shares, 2,250 shares issuable upon conversion of Series A Preferred Stock, $392,663 in demand notes convertible into 4,592,083 shares and warrants to purchase 5,583,427 shares. Also includes 4,140 shares held by his wife and 12,500 shares issuable upon conversion of Series A Preferred Stock held by his wife.

2 Includes 283,458 shares, warrants to purchase 713,513 shares, 32,750 shares which are subject to options currently exercisable or exercisable within 60 days, and $49,622 in demand notes convertible into 582,321 shares. Also includes 414 shares held by his wife.

3 Includes 500 shares held by Dr. Hiu and 783,333 shares which are subject to options currently exercisable or exercisable within 60 days.

4 Includes 386,972 shares and warrants to purchase 212,960 shares held by Mr. Kempner; 94,000 shares held by a trust under which Mr. Kempner is one of two trustees and the sole beneficiary; $258,998 in demand notes convertible into 2,797,320 shares and warrants to purchase 2,797,320 shares held by a trust under which Mr. Kempner is one of two trustees and the sole beneficiary; 1,482,987 shares and warrants to purchase 931,744 shares held by a trust under which Mr. Kempner is one of two trustees and a one-third beneficiary; $79,200 in demand notes convertible into 1,147,670 shares and warrants to purchase 1,147,670 shares held by a trust under which Mr. Kempner is one of two trustees and a one-third beneficiary; 182,526 shares held by Mr. Kempner's wife; 257,880 shares held by trusts under which Mr. Kempner is one of two trustees and whose brothers are beneficiaries; $258,997 in demand notes convertible into 2,797,310 shares and warrants to purchase 2,797,310 shares held in a trust under which Mr. Kempner is one of two trustees and whose brother is beneficiary.

5 Includes 521,104 shares, warrants to purchase 1,325,674 shares and $63,070 in demand notes convertible into 804,568 shares held by Mr. Kimelman. Also includes 81,600 shares held by Kimelman & Baird, LLC, in which Mr. Kimelman has a 50% interest, and 180,000 shares held by M. Kimelman & Co., in which Mr. Kimelman has a 60% interest. Also includes 136,713 shares held by his wife, in which Mr. Kimelman disclaims beneficial ownership.

6 Includes 1,022,661 shares, warrants to purchase 3,522,835 shares, and $271,225 in demand notes convertible into 3,039,103 shares owned by Mr. Knafel. Also includes 1,022,055 shares, warrants to purchase 3,522,387 shares and $271,225 in demand notes convertible into 3,039,103 shares held in trust for the benefit of Mr. Knafel's adult children, as to which Mr. Knafel disclaims any beneficial interest.

7 Includes 2,000 shares held by Mr. Monahan and 540,000 shares which are subject to options currently exercisable or exercisable within 60 days.

8 Includes 7,768,414 shares, 1,356,083 shares which are subject to options currently exercisable or exercisable within 60 days, unexpired warrants to purchase 22,554,837 shares, 14,750 shares subject to the redemption of 7,375 shares of redeemable preferred stock, and $1,645,000 in demand notes convertible into 18,799,477 shares.

9 Includes $187,500 in demand notes convertible into 1,875,000 shares and warrants to purchase 1,875,000 shares.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

     RESULTS OF OPERATIONS

     Sales revenue for the nine months ended September 30, 1997 and 1996 of $14,394 and $40,315, respectively, decreased 64.3%. Gross profit from product sales for the nine months ended September 30, 1997 and 1996 of $3,495 and $18,005, respectively, decreased 80.6%. This revenue and gross profits from product sales are composed entirely of sales and gross profit from sales of the Company's ClandoSan(R) product. Sales and gross profits have decreased since the Company has made only minimal marketing efforts for this product in 1997 and has focused on the development, production and marketing of its AstaXin(R) product. Additional sales of ClandoSan(R) will depend on continued marketing arrangements with distributors for the product and the Company's own limited direct sales. In the long term, the Company hopes to license rights to manufacture, sell, and distribute ClandoSan(R). In the near term, the Company expects to continue to focus its efforts on its AstaXin(R) product, and has signed, on June 24, 1997, a toll manufacturing agreement for the production of AstaXin(R) which is to begin no later than December 31, 1997.

     Technology services income for the nine months ended September 30, 1996 resulted from a one-time technology licensing services fee earned in 1996.

     Research, development and pilot plant expenses for the nine months ended September 30, 1997 and 1996 of $255,681 and $241,049, respectively, increased by 6.1%. This increase reflects increased development and pilot plant activities for AstaXin(R), as described above.

     Marketing and selling expenses for the nine months ended September 30, 1997 and 1996 of $7,216 and $3,918, respectively, increased by 84.2% and are related primarily to the Company's marketing efforts for AstaXin(R). These expenses would be expected to increase if production and sales increase, and will depend on marketing arrangements with distributors of this product. These expenses would be offset by revenues from sales of the product.

     General and administrative expenses for the nine months ended September 30, 1997 and 1996 of $250,814 and $245,848, respectively, increased by 2.0%. This increase reflects the support activities associated with the increased development and pilot plant activities for AstaXin(R), as described above.

     Interest expense for the nine months ended September 30, 1997 and 1996 of $219,716 and $114,439, respectively, increased by 92.0%. This was caused by the additional debt issued in the form of promissory notes to certain directors of the Company and one individual investor during 1997 to finance the Company's operations.

     Litigation expenses of $280,000 for the quarter ended September 30, 1997 represent legal fees incurred in the Company's suit against Archer Daniels-Midland Inc. ("ADM") alleging theft of trade secrets and breach of contract and in its defense of ADM's suit against the Company alleging patent infringement. Management expects to recover legal expenses through damage awards and/or preservation of rights associated with the Company's product. There can be no assurance that the Company will receive damage awards or have its rights to its product preserved. The Company presently estimates that the cost of this litigation will be approximately $1,000,000 per year. At the present time, a range of reasonably possible loss from the litigation cannot be estimated.

     As a result of the foregoing, the Company reported a net loss of $541,619, or $.03 per common share during the third quarter of 1997, compared to a net loss of $216,730, or $.01 per common share in the same period in 1996. The weighted average number of common shares outstanding increased to 18,976,637, in the third quarter of 1997 compared to 18,604,472 in the third quarter of 1996. This increase in shares reflects the semi-annual issuance of common stock as payment of interest on a variable note subordinated debenture and the issue of 472,834 shares for exercise of employee stock options.

     UNCERTAINTY

     The Company has incurred net losses in each year of its existence, aggregating approximately $22,000,000 from inception to September 30, 1997 and its liabilities and redeemable preferred stock exceeded its assets by approximately $3,800,000 at that date. These factors indicated that the Company will not be able to continue in existence unless it is able to raise additional capital and attain profitable operations.

     Management has instituted a program of significant cost reductions, deferred all except immediately necessary capital expenditures, and suspended payment of dividends on the Company's preferred stock. The implementation of these measures to conserve working capital together with the successful marketing and licensing of the Company's products, which management hopes to achieve, may permit the Company to attract additional capital and enable it to continue.

     The Company has found a manufacturer for its AstaXin(R) product. The Company believes this technology to be highly marketable and hopes to begin distribution of this product in early 1998.

     To increase working capital, the Company plans to issue additional stock rights. To meet short-term cash needs the Company has issued additional promissory notes to officers and directors.

     FINANCIAL POSITION

     In December 1988, the Company suspended payment of the quarterly dividend on its preferred stock. Resumption of the dividend will require significant improvements in cash flow. Unpaid dividends cumulate for future payment or increase the liquidation preference or redemption value of the preferred stock. As of September 30, 1997, total dividends in arrears on the Company's preferred stock was $1,286,450, of which $206,450 ($5.76 per share) was included in the carrying value of the redeemable preferred stock and $1,080,000 ($5.76 per share) is included in the liquidation preference of the limited redemption preferred stock.

1996 COMPARED TO 1995

     RESULTS OF OPERATIONS

     Sales revenue for the year ended December 31, 1996 increased from $25,563 in 1995 to $43,091 in 1996. The increase in overall sales revenue (68%) resulted from an increase in domestic sales of ClandoSan(R). The Company hopes to find a licensee for ClandoSan(R) in 1997 as it continues to focus its efforts on its AstaXin(R) product. Long-term production and sales of AstaXin(R) will depend on the Company's ability to find suitable manufacturing partners since it has no commercial scale manufacturing facilities of its own. No commercial quantities of AstaXin(R) were available for sale in 1996. In May 1995 the Company executed a non-exclusive technology licensing and royalty agreement with Archer Daniels Midland Co. However, on February 29, 1996 Archer Daniels Midland informed the Company that it would no longer utilize the technology and terminated the agreement. The Company is seeking additional investment to enable it to purchase or lease a manufacturing facility of its own. Additional sales of ClandoSan(R) will depend on continued marketing arrangements with distributors for the product. The Company expects to continue its own limited sale of these products until a suitable licensee is found and a Licensing Agreement formalized.

     Cost of product sales as a percentage of product sales decreased to 54% in 1996 from 66% in 1995 and are attributed to decreased freight charges incurred by the Company.

     Research, development and pilot plant expenses decreased approximately 11% for the current year. This decrease was attributed to reduced payroll expenses resulting from a vacant position in the research department and reduced equipment repair expenses. Research and development costs may be expected to increase gradually in support of increased manufacturing efforts for AstaXin(R), but would be offset by technology licensing and technology services income.

     Marketing, general and administrative expenses increased 6% in 1996 when compared to the expenses in 1995. Marketing expenses related to the Company's AstaXin(R) product could be expected to increase if production and sale of AstaXin(R) proceeds, but this will depend on marketing arrangements with distributors of the product. This increase would be offset by sales income or from licensing additional technology. General and administrative expenses could be expected to rise to reflect increasing costs of maintaining and enforcing the Company's patents and patent applications for AstaXin(R) and ClandoSan(R) worldwide, but only if commercial quantities of THE products are manufactured.

     Interest expense for the year ended December 31, 1996 increased by approximately $40,600 over the prior year. This increase reflects the increase in accumulating interest due on additional promissory notes issued to certain directors of the Company, and an addition to the increase in the interest rate being charged on the variable rate subordinate debenture from 8% to 12% effective October 1, 1996.

     In 1995, the Company's operational costs were offset by aggregate payments totaling $249,215, which are part of a Licensing Agreement for AstaXin(R), which was terminated on February 29, 1996.

     As a result of the foregoing, the Company reported a net loss of $776,873, or $.04 per common share in 1996, compared to a net loss of $503,156, or $.04 per common share in 1995. The weighted average number of common shares outstanding increased to 18,604,171 in 1996 from 13,694,343 in 1995. This increase in shares in 1996 reflects the annual issuance of common stock as payment of interest on a variable note subordinated debenture, the conversion of 2,500 shares of the Company's redeemable preferred stock into 5,000 shares of common stock on January 23, 1996, and the issuance of 4,290,000 shares of common stock to certain directors of the Company in lieu of retired Promissory Notes and warrants issued from August 25, 1993 through March 7, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has been funded primarily by equity contributions, loans from stockholders and license fees. As of September 30, 1997, the Company had a working capital deficit of approximately $1,862,473, and cash and cash equivalents of $304,581, consisting of proceeds from Promissory Notes issued to certain Directors and an individual investor of the Company described below.

     Cash used by operations in the nine months ended September 30, 1997 and 1996 amounted to $651,022 and $475,801, respectively. To date, the Company has achieved only minimal sales of its ClandoSan(R) and AstaXin(R) products while it seeks additional manufacturing capability for AstaXin(R).

     $644,654 was used by investing activities for the nine months ended September 30, 1997. This includes an investment of $512,848 in equipment to be resold and deferred costs of $92,731 relating to an agreement to manufacture AstaXin(R) as described below, and $39,075 in equipment required at the Company's facilities to perform test runs for production of AstaXin(R).

     For a summary of the Company's financing activities see "Certain Relationships And Transactions." To continue operations short term, the Company will consider issuing additional stock and debt to officers and directors and encouraging holders of outstanding warrants to exercise these rights. To increase its working capital position the Company will also encourage the holders of promissory notes to convert them into common stock.



     Over the next twelve months, the Company believes it will need between $1,000,000 and $2,000,000 for working capital. The Company hopes to achieve this level from profits from the sales of its products, the Rights Offering and from additional financing. The Company currently does not have any material commitments for capital expenditures in 1998.


     The Company intends to spend approximately $350,000 on technology research over the next twelve months, which will be used to research new strains of pigment.

     The Company does not believe that inflation has had a significant impact on the Company's operations during the past three years.

OTHER DEVELOPMENTS

     On July 3, 1997, the Company signed a non-exclusive toll manufacturing agreement with Fermic, S.A. de C.V., Mexico City, for the production of its natural astaxanthin pigment, AstaXin(R). Commercial production is expected to be reached in the first quarter of 1998. This agreement will aid the Company in producing enough AstaXin(R) to meet demand. No demand has yet materialized for the product.

     The Fermic Contract provides that the manufacturer has a non-exclusive right to produce AstaXin(R). Fermic will provide the equipment and laboratory facilities necessary to manufacture and store the product and be responsible for purchasing raw materials. The Company is responsible for the sales effort and for insuring the quality of the pigment. The Company also has a role in insuring the process of manufacturing AstaXin(R) works effectively. The term of Fermic Contract has been extended to terminate on December 31, 1998, unless extended further.


                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     Since inception, the Company has been unable to pay its operating expenses without outside assistance. Financing from outside sources, including institutional lenders and customers, has not been available to the Company. Due to the difficulty or impossibility in obtaining adequate outside financing, the time delay and expense which would be occasioned in attempting to secure such financing and the Company's immediate need for operating capital, since August 1993 various Directors of the Company have made periodic loans to the Company in order to insure the Company's continued viability. The loans made by the Directors are evidenced by demand promissory notes bearing interest at the prime rate. All the notes are convertible into Common Stock at the market price at the time the notes were issued. The Directors also received warrants to purchase the number of shares of Common Stock into which the notes are convertible with an exercise price equal to the market price at the time the note was issued. All the Directors of the Company (excluding Ramin Abrishamian, Steven Hiu and Patrick Monahan) participated in these transactions.

     As of November 20, 1997 the amount owed to directors of the Company was $2,395,000. The number of shares issuable to directors if all notes and warrants are exercised is 52,598,954.

     On November 16, 1995 and December 22, 1995, the Company issued demand promissory notes to certain directors of the Company for an aggregate consideration of $100,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.05 (the then current market price) per share. In connection with such issuance, the holders received warrants for an equivalent number of shares of common stock exercisable at $.05 per share.

     On December 14, 1995, the shareholders of the Company ratified action taken by the Board of Directors on April 3, 1995, with respect to the cancellation of promissory notes and warrants issued to certain directors of the Company between August 25, 1993 and March 7, 1995, and the conversion of these notes to common stock of the Company at $.125 per share and warrants to purchase an equal number of shares of common stock of the Company at $.125 per share, which was the market price of the common stock on April 3, 1995, the date on which the action was approved by the Board. Such warrants expire on April 3, 1998.

     On February 9, 1996, and March 11, 1996, the Company issued demand promissory notes to certain directors of the Company for an aggregate consideration of $140,000. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 per share for the note issued February 9, 1996, and at $.09 per share for the note issued March 11, 1996 (the then current respective market prices). In connection with such issuance's, the holders received warrants for an equivalent number of common shares at $.10 per share for the note issued February 9, 1996 and at $.09 per share for the note issued March 11, 1996.

     On April 23, 1996, May 9, 1996 and June 7, 1996, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $177,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.06 per share for the notes issued April 23, 1996 and May 9, 1996, and at $.05 for the note issued June 9, 1996 (the then current respective market prices). In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.06 per share for the notes issued April 23, 1996 and May 9, 1996, and at $.05 per share for the note issued June 7, 1996.

     On July 24, 1996 and September 24, 1996, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $160,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.115 per share for the note issued July 24, 1996, and at $.125 per share for the note issued September 24, 1996 (the then current respective market prices). In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.115 per share for the note issued July 24, 1996, and $.125 per share for the note issued September 24, 1996.

     On November 13, 1996 and December 11, 1996, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $140,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.09 per share for the notes dated November 13, 1996 and December 11, 1996 (the then current market prices). In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.09 per share for the notes issued November 13, 1996 and December 11, 1996.

     On January 15, 1997, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $70,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.07 per share (the then current market price). In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.07 per share.

     On February 24, 1997, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $100,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.11 per share (the then current market price). In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.11 per share.

     On April 3, 1997, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $99,500. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 (the then current market price) per share. In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.10 per share.

     On May 8, 1997, the Company issued demand promissory notes to certain Directors of the Company for an aggregate consideration of $96,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.135 (the then current market price) per share. In connection with such issuances, the holders received warrants for an equivalent number of common shares at $.135 per share.

     As part of the Financing Transaction, on June 5, 1997, July 3, 1997, July 29, 1997, September 4, 1997, September 24, 1997, October 20, 1997, November 20,
1997 and December 5, 1997 the Company issued demand promissory notes to the Investors for an aggregate consideration of $2,000,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 per share. In connection with such Issuances, the holders received warrants for an equivalent number of common shares at $.10 per share. These issuances are all part of the Bridge Loan.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

PREFERRED STOCK

     Prices for the Preferred Stock were quoted on the over-the-counter market on the National Association of Securities Dealers, Inc., Automated Quotation System ("NASDAQ") from November 25, 1987 through January 25, 1988. Prior to November 25, 1987 there was no public market for the Preferred Stock and since January 25, 1988, no quotations for the Preferred Stock have been reported on NASDAQ. The aggregate number of record holders of Preferred Stock as of March 1, 1997 was 17. The Preferred Stock currently is not quoted on NASDAQ or any system.

COMMON STOCK

     The Common Stock has been traded in the over-the-counter market since July 23, 1986. Prior to July 23, 1986, there was no public market for the Common Stock.

     On or about June 9, 1989, the Company was advised by NASDAQ that its capital and surplus (exclusive of Redeemable Preferred Stock), based on its financial statements at and for the quarter ended March 31, 1989, did not meet requirements of continued inclusion in the NASDAQ System. Accordingly, the quotation of Common Stock in the NASDAQ System was terminated.

     Commencing on or about June 12, 1989, the Company's Common Stock began trading on the over-the-counter market on a limited basis and is quoted in the national bureau's "Pink Sheets." The following table shows, by calendar quarter, the range of representative bid prices for the Common Stock since 1995.

CALENDAR QUARTER                                 High                Low
-------------------------------------------------------------------------------
First Quarter 1995                               $.13                $.06
Second Quarter 1995                              $.31                $.02
Third Quarter 1995                               $.13                $.02
Fourth Quarter 1995                              $.13                $.01

First Quarter 1996                               $.16                $.03
Second Quarter 1996                              $.14                $.04
Third Quarter 1996                               $.16                $.11
Fourth Quarter 1996                              $.12                $.07

First Quarter 1997                              $.115                $.07
Second Quarter 1997                              $.17                $.09
Third Quarter                                    $.25                $.11
Fourth Quarter                                   $.14                $.09

     Management obtained the above information from the National Quotation Bureau. Such quotations are inter-dealer quotations without retail mark-up, mark-downs, or commissions, and may not represent actual transactions. The aggregate number of record holders of the Common Stock as of October 1, 1997 was
250. The Company believes it has more than 700 beneficial holders of its Common Stock. As of ____________, 1998, the high and low bid and asked prices for the Common Stock, as shown in the "Pink Sheets" were as follows:

                             HIGH                         Low
Bid                          $.                           $.
ASK                          $.                           $.


DIVIDEND POLICY

     When and if funds are legally available for such payment under statutory restrictions, the Company may pay annual cumulative dividends on the Preferred Stock of $.64 per share on a quarterly basis. During 1988 the Company declared and paid a cash dividend of $.16 per share. In December 1988, the Company suspended payment of the quarterly dividend of $.16 per share of Preferred Stock. No dividends have been declared or paid since 1988. Any resumption of dividend payments on Preferred Stock would require significant improvement in cash flow. Preferred Stock dividends are payable when and if declared by the Company's Board. Unpaid dividends accumulate for future payment or addition to the liquidation preference and redemption price of the Preferred Stock. As of December 31, 1996 the total amount of dividends in arrears with respect to the Company's Preferred Stock was $1,179,246.

     Dividends on Common Stock are currently prohibited because of the preferential rights of holders of Preferred Stock. The Company has paid no cash dividends on its Common Stock in the past and does not intend to declare or pay any dividends on its Common Stock in the foreseeable future.


                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid by the Company to its Chief Executive Officer. No other executive officer received a salary and bonus for 1996 which exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------
                              ANNUAL COMPENSATION
------------------------------------------------------------------------------

                                                                                         Other              Stock     All
       Name and Principal                          Salary            Bonus               Annual            Options    Other
            Position                 Year           ($)               ($)             Compensation           (#)      Compensation
       ------------------            ----          -----             -----                ($)                         ($)
Dexter W. Gaston,                    1996          48,494                                                   1,418,502
Chief Executive
Officer (1)
------------------------------------------------------------------------------------------------------------------------------------

           (1) Mr. Gaston was employed by the Company from January 11, 1996 until January 7, 1997. The Board of Directors of the Company determined not to renew Mr. Gaston's contract past such date.

STOCK OPTION PLAN

     Other than the 1986 Stock Option Plan (the "1986 Plan") and the 1997 Stock Option Plan, the Company does not have any profit sharing, incentive compensation or retirement plans.

     The table below sets forth information with respect to stock options granted in 1996 to the executive officer named in the Summary Compensation Table.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

----------------------------------------------------------------------------
                                Individual Grants
----------------------------------------------------------------------------
                    Number          Percent
                     of             of Total
                   Securities       Options/SARs      Exercise
                   Underlying       Granted           or          Expiration
          Name     Option/SARs      To Employees      Base            Date
          (a)      Granted(#)       In Fiscal         Price            (e)
                     (b)            Year              ($/Sh)
                                      (c)               (d)
------------------------------------------------------------------------------
Dexter W.Gaston     1,418,502        63.9%              .05           1/11/06
------------------------------------------------------------------------------

             *Mr. Gaston's options vested as follows: 1/3 on signing with the Company, 1/3 at the end of January 1997 and 1/3 in January 1998. Due to the decision not to renew Mr. Gaston's contract, only 1/3 of these options vested and 2/3 went back into the option pool.


     On August 16, 1996, the Board of Directors approved the exchange of all outstanding options under the 1986 Plan, including options held by all officers of the Company, for new options having an exercise price of $.05 per share, which was the market price of a share of Common Stock on that date.

     The following table provides information regarding the number of shares covered by both exercisable and unexercisable stock options for the executive officer named in the Summary Compensation Table as of December 31, 1996, and the value of "in-the-money" options as of that date. An option is "in-the-money" if the per share market value of the underlying stock exceeds the option exercise price per share. No options were exercised in 1996.

         AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Value Of
                                                                                     Number Of                Unexercised
                                                                                    Securities                    In-
                                                                                    Underlying                 The-Money
                                          Shares               Value               Options/SARs               Options/SARs
               Name                      Acquired            Realized                At Fiscal                 At Fiscal
               (a)                          On                  ($)                  Year-End                   Year-End
                                         Exercise               (c)                     (#)                       ($)
                                           (b)                                Exercisable/Unexercisable Exercisable/Unexercisable
                                                                                        (d)                       (e)
----------------------------------------------------------------------------------------------------------------------------------
Dexter W. Gaston                            0                  ----               472,834/945,668            18,913/37,827
----------------------------------------------------------------------------------------------------------------------------------

(1) The value of unexercised in-the-money options at December 31, 1996, is based on the difference between the market price on December 31, 1996
         ($.09 per share) and the per share option exercise price, multiplied by the number of shares of common stock underlying such option.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary of federal income tax consequences is based on current law, is for general information only and is not based upon or supported by a ruling of the Internal Revenue Service (the "Service"). The tax treatment of a holder of Rights, Notes, Warrants or Common Stock may vary depending upon the holder's particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF RECEIVING OR ACQUIRING, HOLDING, EXERCISING (IN THE CASE OF THE RIGHTS OR NEW WARRANTS) AND DISPOSING OF THE RIGHTS, NOTES, NEW WARRANTS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND PENDING TAX LAWS.

         RIGHTS


     RECEIPT OF RIGHTS. Pursuant to Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"), a holder should not recognize income for federal income tax purposes by reason of the receipt of a Right, provided the full Subscription Price for the Units is attributable to the Notes. Based on its own belief that no value should be attributed to the New Warrants (since the exercise price of the New Warrants is approximately equal to or in excess of the recent market price for a share of Common Stock), the Company believes that the full Subscription Price for the Units should be attributable to the Notes and, accordingly, intends to treat the distribution of the Rights as a nontaxable distribution.


     If the Service were to take a contrary position with respect to this matter, by deeming the distribution of Rights to constitute a partially or fully taxable distribution, a holder receiving a Right would be required to treat some or all of the fair market value of the Right received as a dividend, taxable as ordinary income, but only to the extent of the current and accumulated earnings and profits of the Company. To the extent the deemed distribution exceeds the current and accumulated earnings and profits of the Company, such excess would be treated first as a nontaxable recovery of adjusted tax basis in the security with respect to which the Right was distributed and then as gain from the sale or exchange of such security. To the extent a Right is received in a taxable distribution, its tax basis would equal the fair market value of the Right as of the date of the distribution.

     Generally, the tax basis of a stock right received in a nontaxable distribution is determined by allocating the holder's tax basis in the securities with respect to which the right was distributed between such securities and the right, in proportion to their relative fair market values on the date the right is received, except that (unless the holder affirmatively elects to determine its basis in the right as just described) the holder's tax basis in the right is deemed to be zero if the fair market value of the right on such date is less than 15% of the fair market value of the securities with respect to which the right was distributed. If the right goes unexercised, any basis allocated to the right is reallocated to the securities with respect to which the right was distributed. It is expected that the Rights will have a tax basis of zero. The holding period of a Right will include the holding period for the securities with respect to which the Right was distributed.

     EXERCISE OF RIGHTS. No gain or loss will be recognized by a holder of Rights upon exercise of the Rights for cash. The adjusted tax basis of Units acquired upon exercise of Rights will equal the sum of the Subscription Price and the holder's adjusted tax basis in the Rights. The holding period for Units acquired upon exercise of Rights will commence on the date of such exercise.

     EXPIRATION OF RIGHTS WITHOUT EXERCISE. If a holder of a Right allows it to expire without exercise, the expiration will be treated as a sale or exchange of the Right on the expiration date. However, assuming the Rights were received in a nontaxable distribution, a holder should not recognize a loss as a result of the expiration of the Right.

     NOTES

     As a general rule, interest paid or accrued on the Notes, as well as market discount, if any, and original issue discount ("OID") will be treated as ordinary income to holders. Except as discussed below with respect to OID, interest payable on the Notes will be includable in a holder's income as it is received or accrued, in accordance with the holder's regular method of accounting.

     Since interest on a Note may accrue instead of being paid currently, the Notes will be issued with OID. The amount of the OID will equal the principal amount of the Notes plus all interest payable on the Notes (the "stated redemption price at maturity"), less the issue price of the Notes. The Company intends to treat the full Subscription Price as constituting the issue price of the Notes. If, however, the Service were to take a contrary position and treat part of the Subscription Price as being attributable to the Warrants, the issue price of the Note would be reduced, and the amount of OID would be increased.

     A holder of a Note must include such OID in gross income as it accrues, on a daily basis under a constant-yield method and, possibly, in advance of the receipt of any cash attributable to such income. A subsequent purchaser of a Note also will be required to include in gross income, for each day on which it holds such Note, the daily portions of OID accruing with respect to the Note under a constant-yield method. However, if the excess of the remaining stated redemption price at maturity over the cost of the Note to such purchaser is less than the aggregate amount of such daily portions for all days after the date of purchase until final maturity of the Note , then such daily portions will be reduced proportionately in determining the income of such purchaser.

     A holder who acquires a Note subsequent to its original issuance at a market discount (that is, a discount that exceeds any unaccrued OID, where such discount exceeds a prescribed de minimis amount) will recognize ordinary income to the extent any principal prepayment does not exceed any accrued and previously unrecognized market discount, and any gain upon the disposition or retirement of the Note will be treated as ordinary income to the extent of any accrued and previously unrecognized market discount. In addition a holder of a Note with market discount may be required to defer deductions for a portion of the holder's interest expense on any debt incurred or continued to purchase or carry such Note. Holders should consult their tax advisors regarding the existence, if any, and tax consequences of market discount.

     If a Note is sold or exchanged, the seller will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis of the Note. The adjusted tax basis will generally be the cost of the Note to such holder, increased by any OID or market discount included in income by the holder with respect to the Note and reduced by any distributions previously received. Such gain or loss will generally be capital gain or loss.

     NEW WARRANTS

     A holder should not recognize income for federal income tax purposes by reason of the purchase of a New Warrant as part of the purchase of a Unit. Further, a holder of a New Warrant should not recognize income for federal income tax purposes upon an exercise of a New Warrant using cash or by cashless exercise described under "The Rights Offering--Description of Units." A holder of New Warrants who uses Notes to pay the exercise price of the New Warrants, may however recognize gain to the extent the exercise price exceeds the holder's adjusted tax basis in the Notes surrendered upon such exercise, and may recognize ordinary income to the extent of any accrued, but previously unrecognized, interest on the surrendered Notes.

     If a New Warrant is sold or exchanged, other than pursuant to a redemption by the Company, the seller will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis of the New Warrant. Based on the assumption that the New Warrant has no value, the adjusted tax basis of a New Warrant will be zero. Any such gain or loss will generally be capital gain or loss. Amounts received upon redemption of New Warrants by the Company may be treated as a dividend, taxable as ordinary income, depending in part upon the holder's actual and constructive ownership of Common Stock at the time of the redemption.

     An adjustment to the exercise price of a New Warrant, or the failure to make such an adjustment (and possibly an adjustment to the number of shares of Common Stock purchasable upon the exercise of a New Warrant or the failure to make such an adjustment), in certain circumstances may result in a distribution that could be taxable as a dividend under the Code to the holder of the New Warrant or the holders of Common Stock or rights to acquire Common Stock. Alternatively, a modification of the terms of a New Warrant may be treated as a taxable exchange of the New Warrant for a new right to purchase Common Stock, with the holder recognizing gain or loss (as discussed above), even though no cash may have been distributed to the holder.

     COMMON STOCK

     The sale or other disposition of Common Stock acquired on exercise of a New Warrant will result in the recognition of gain or loss by the holder of such Common Stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Common Stock. Any such gain or loss will generally be capital gain or loss. The holding period of Common Stock acquired upon the exercise of New Warrants commences on the date the New Warrants are exercised

     POTENTIAL LIMITATIONS ON USE OF LOSS CARRYFORWARDS

     In general, upon a change of ownership, Section 382 of the Code limits the amount of a loss corporation's taxable income that could be offset annually by its carryforwards of net operating losses (and certain "built-in" losses that are economically accrued but not recognized at the time of a change of ownership) to an amount equal to the product obtained by multiplying the aggregate value of such corporation's capital stock immediately prior to the requisite change of ownership by the federal long-term tax-exempt interest rate. A change of ownership occurs and Section 382 of the Code will apply if, within a three year "testing period," there is more than a 50 percentage point increase in the capital stock of the loss corporation held by persons who own (actually or constructively) at least five percent in value of the loss corporation's stock (with persons who separately are less than five percent stockholders generally being treated in the aggregate as a single stockholder). Except in limited circumstances, options to acquire stock generally will not be treated as if they have been exercised.

     Although the Rights Offering of itself will not trigger a change of ownership for purposes of Section 382 of the Code, future events beyond the control of the Company, such as transactions in its Common Stock or other ownership interests, or rights to acquire Common Stock or other ownership interests, could cause a change of ownership and result in limitations on the use of losses by the Company. Therefore, there can be no assurance that carryforwards of net operating losses (and certain "built-in" losses, when recognized) of the Company will be available to offset future income of the Company.

     BACKUP WITHHOLDING


     A holder of Notes or Common Stock may be subject to backup withholding at the rate of 31% with respect to interest or dividends paid on, and gross proceeds from the sale or redemption of, the Notes or Common Stock, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the Code and Treasury regulations relating to backup withholding. Holders Notes or Common Stock who do not provide the Company with their correct taxpayer identification number may be subject to penalties imposed by the Service. Any amount withheld under these rules will be creditable against the holder's federal income tax liability.


     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, ALL HOLDERS OF RIGHTS, NOTES, NEW WARRANTS OR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR ACQUIRING, HOLDING, EXERCISING (IN THE CASE OF THE RIGHTS OR NEW WARRANTS) AND DISPOSING OF THE RIGHTS, NOTES, NEW WARRANTS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND PENDING TAX LAWS.

                                  LEGAL MATTERS


     Certain legal matters, including the legality of the issuance of the Units, Notes and the New Warrants are being passed upon for the Company by Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.


                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and for the three years then ended have been included herein and in the registration statement in reliance upon the report of Berenson & Company LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

                       THREE YEARS ENDED DECEMBER 31, 1996

                FINANCIAL STATEMENTS INDEPENDENT AUDITORS' REPORT

Board of Directors
IGENE Biotechnology, Inc.
Columbia, MD

     We have audited the financial statements of IGENE Biotechnology, Inc. as of December 31, 1996 and the statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1996 and 1995. We also have audited the financial statement schedules of property, plant and equipment and accumulated depreciation and amortization of property, plant and equipment for the year ended December 31, 1996 and schedule of supplementary income statement information for the years ended December 31, 1996 and 1995. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statements schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IGENE Biotechnology, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     The accompanying financial statements and financial statement schedules have been prepared assuming that IGENE Biotechnology, Inc. will continue as a going concern. As discussed in note 13 to the financial statements, the Company's recurring losses and limited capitalization raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 13. The financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.

                                                /s/ Berenson & Company LLP

New York, New York
March 13, 1997

                            IGENE BIOTECHNOLOGY, INC.
                          STATEMENT OF OPERATIONS DATA
                                                                                     YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------------
                                                              1996            1995              1994             1993        1992
                                                              ----            ----              ----             ----        ----
Sales                                                         43,091           25,563          113,166           68,516    165,060
Total Revenues                                                66,573          274,978          363,349           69,089    170,654
Cost of Sales                                                 23,198           16,878           36,945           32,137    118,652
Research, Development
  and Pilot Plant Expenses                                   309,351          348,139          391,912          329,030    409,645
Other Expenses                                               512,504          447,335          474,752          416,489    432,380
Net Loss                                                    (776,873)        (503,156)        (540,260)        (708,567)  (790,023)
Net Loss Per Common Share (1)                                   (.04)            (.04)            (.04)            (.06)      (.07)
Coverage Deficiency
  of Fixed Charges (2)                                       921,572          647,695          684,959          853,266    934,722

                                                IGENE BIOTECHNOLOGY, INC.
                                                    BALANCE SHEET DATA
                                                                                  YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------------------
                                                         1996              1995                1994              1993          1992
                                                         ----              ----                ----              ----          ----
Cash and Cash Equivalents                                 41,339                8,326        19,529             65,897     128,118
Working Capital (Deficit)                               (983,816)            (336,992)     (645,815)          (286,881)    (26,918)
Total Assets                                             109,054              104,255        77,556            258,417     315,834
Long-term Debt                                         1,500,000            1,500,000     1,500,000          1,500,000   1,500,000
Total Liabilities                                      2,562,799            1,901,127     2,177,572          1,938,173   1,677,272
Redeemable Preferred Stock                               475,982              484,643       463,104            438,405     413,706
Stockholders' Deficit                                 (2,929,727)          (2,281,515)   (2,563,119)        (2,118,161) (1,775,144)
Common Shares Outstanding                             18,631,139           18,572,805    13,028,571         12,975,237  12,475,853
Preferred Shares Outstanding                             223,342              225,842       226,092            226,092     226,092


1 Net loss per common share for the year ended December 31, 1992 is based on 12,084,190 shares. Net loss per common share for each of the years in the four-year period ended December 31, 1996 is based on 12,769,011, 13,002,050, 13,694,343 and 18,604,171 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.

2 Earnings are not adequate to cover fixed charges. The "coverage deficiency of fixed charges" for each year is equal to the net loss for the year plus dividends on preferred stock.

                            IGENE BIOTECHNOLOGY, INC.
                           BALANCE SHEET, DECEMBER 31

                                                                    1996
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                  $  41,339
    Accounts receivable                                            9,996
    Supplies                                                       6,126
    Prepaid Expenses                                               4,652
    Due from stockholders (note 6)                                16,870
                                                                 --------
 TOTAL CURRENT ASSETS                                             78,983
                                                                 ---------
       OTHER ASSETS
    Property and equipment, net (note 3)                          19,471
    Security deposits                                             10,600
                                                                ----------
       TOTAL ASSETS                                             $109,054
                                                               ===========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable and accrued expenses (note 4)             $ 300,799
    Debenture interest payable (note 5)                           45,000
    Promissory notes payable (note 6)                            717,000
                                                              ------------
       TOTAL CURRENT LIABILITIES                               1,062,799
                                                              -------------
 OTHER LIABILITIES
    Variable rate subordinated debenture (note 5)              1,500,000
                                                              ------------
       TOTAL LIABILITIES                                       2,562,799
                                                              ------------
 COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)

 REDEEMABLE PREFERRED STOCK
    Carrying amount of redeemable preferred stock,
    8% cumulative, Convertible,
    voting, Series A, $.01 par value per share.
    Stated Value $13.28 per share.
    Authorized 920,000 shares; issued
    35,842 shares.  Redemption amount $475,982
    (notes 5, 7 and 8)                                           475,982
                                                                 ----------

                            IGENE BIOTECHNOLOGY, INC.
                     BALANCE SHEET, DECEMBER 31 (CONTINUED)

STOCKHOLDERS' DEFICIT (notes 7 and 8)
   Preferred stock -- $.01 par value per share.
   8% cumulative, Convertible, voting, Series A.
   Authorized and issued 187,500 shares                            1,875
     (aggregate involuntary liquidation value of $2,490,000)
   Common stock -- $.01 par value per share.
   Authorized 35,000,000 shares;
       Issued 18,631,139 shares                                  186,311
    Additional paid-in capital                                17,971,220
    Deficit                                                  (21,089,133)
                                                             --------------
       TOTAL STOCKHOLDERS' DEFICIT                            (2,929,727)
       TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT              $109,054
                                                             ===============

    The accompanying notes are an integral part of the financial statements.


               IGENE BIOTECHNOLOGY, INC. STATEMENTS OF OPERATIONS

                                                  Years ended December 31,
                                               1996                   1995
Sales                                      $  43,091               $  25,563
Cost of sales                                 23,198                  16,878
                                           -----------             ----------
Gross profits                                 19,893                   8,685
Technology licensing income (note 14)            --                  225,000
Technology services income (note 14)          23,482                  24,415
                                              ------                  ------
     Net Sales                                43,375                 258,100
                                              ------                 -------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling                          5,438                  12,813
Research, development and pilot plant        309,351                 348,139
General and administrative                   331,211                 303,998
                                             -------                 -------
Total selling, general and administrative    646,000                 664,950
expenses                                     -------                 -------
Operating loss                              (602,625)               (406,850)

OTHER INCOME (EXPENSES):

Forgiveness of Debt (note 6)                  --                       33,395
Investment income                              1,607                      527
Other income (expense)                        (4,743)                     296
Interest expense                            (171,112)                (130,524)
                                            --------                 --------

Net Loss                                    (776,873)                (503,156)
Deficit at beginning of year             (20,312,260)              (19,809,104)
                                         -----------               -----------

Deficit at end of year                 $ (21,089,133)            $ (20,312,260)
                                       =============             =============

Net loss per common share (note 9)     $        (.04)            $        (.04)
                                       =============             =============

    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.
                       STATEMENTS OF STOCKHOLDERS' DEFICIT

                                    REDEEMABLE
                                    PREFERRED STOCK             PREFERRED STOCK          COMMON STOCK
                                   (Shares/Amount)              (Shares/Amount)         (Shares/Amount)

Balance at December 31, 1994        38,592/$463,104            187,500/$1,875          13,028,571/$130,285
Issuance of 53,334 shares of
common stock as  payment of
interest on variable rate                  ---                       ---                        53.3341533
subordinate debenture (note 5)
Cumulative undeclared dividends
on redeemable preferred stock                24,539                  ---                           ---

Issuance of 1,200,000 shares
of common stock  pursuant to
direct purchase of shares by                 ---                      ---               1,200,000/$12,000
certain directors of the Company (note 8)

Issuance of 4,290,400 shares of common stock
on conversion of promissory notes             ---                     ---               4,290,400/$42,905

Conversion of redeemable
preferred stock into common stock     (250)/$(3,000)                  ---                          500/$5
Net loss for 1995                             ---                     ---                           ---
                                    ------------------------------------------------------------------------------
Balance at December 31, 1995        38,342/$484,643             187,500/$1,875        18,572,805/$185,728
                                   ===============================================================================
Issuance of 53,334 shares of
  common stock as  payment of
  interest on variable rate                  ---                      ---                     53,334/$533
  subordinate debenture (note 5)

Cumulative undeclared dividends on           22,939                   ---                           ---
  redeemable preferred stock

Conversion of redeemable
preferred stock into common stock  (2,500)/$(31,600)                  ---                       $5,000/$50
Net loss for 1996                           ---                       ---                           ---
                                  ---------------------------------------------------------------------------------
Balance at December 31, 1996        35,842/$475,982             187,500/$1,875         18,631,139/$186,311


    The accompanying notes are an integral part of the financial statements.


                            IGENE BIOTECHNOLOGY, INC.
                       STATEMENTS OF STOCKHOLDERS' DEFICIT
                                   (CONTINUED)

                                                                                                                   Total
                                                                  Additional             DEFICIT                   Stockholder's
                                                                  Paid-In                                          Deficit
                                                                  Capital

Balance at December 31, 1994                                     17,113,824            (19,809,104)                (2,563,120)

Issuance of 53,334 shares of
  common stock as  payment of
  interest on variable rate                                         119,467                ---                        120,000
  subordinate debenture (note 5)

Cumulative undeclared
  dividends on redeemable preferred stock                           (24,539)               ---                        (24,539)

Issuance of 1,200,000 shares
  of common stock  pursuant to direct purchase of shares by         138,000                ---                        150,000
  certain directors of the Company (note 8)

Issuance of 4,290,400 shares of common stock on                     493,395                ---                        536,300
  conversion of promissory notes

Conversion of redeemable preferred stock into
  common stock                                                       2,995                ---                          3,000

Net loss for 1995                                                      ---            (503,156)                     (503,156)
                                                              -----------------------------------------------------------------
                                                              =================================================================
Balance at December 31, 1995                                   $17,843,142        $(20,312,260)                  $(2,281,515)
                                                              =================================================================
Issuance of 53,334 shares of
  common stock as  payment of interest on variable rate            119,467               ---                         120,000
subordinate debenture (note 5)

Cumulative undeclared dividends on redeemable                      (22,939)              ---                         (22,939)
  preferred stock

Conversion of redeemable preferred stock into
  common stock                                                      31,550               ---                          31,600

Net loss for 1996                                                    ---             (776,873)                      (776,873)
                                                              -------------------------------------------------------------------
Balance at December 31, 1996                                   $17,971,220       $(21,089,133)                   $(2,929,727)
                                                              ===================================================================


    The accompanying notes are an integral part of the financial statements.


                            IGENE BIOTECHNOLOGY, INC.
                            STATEMENTS OF CASH FLOWS

                                                                          YEARS ENDED DECEMBER 31,
                                                                        1996                   1995
                                                                       -------                --------
Cash flows from operating activities:
   Net loss                                                           $(776,873)              ($503,156)
   Adjustments to reconcile net income to net cash
    provided by operating activities:                                     6,261                   8,048
      Depreciation                                                        4,743                     ---
      Loss on sale of assets
      Interest on debenture paid in shares of                           120,000                 120,000
        common stock
      Decrease (increase) in:                                             1,133                    (339)
        Accounts receivable                                             (10,778)                  1,438
    Prepaid expenses, supplies and deposits
  Increase (decrease) in:                                                44,672                  33,105
        Accounts payable and other accrued expenses
                                                                     ---------------          -------------

Net cash used in operating activities                                  (610,842)               (340,904)
                                                                     ---------------          -------------
Cash flows from investing activities:
  Capital expenditures                                                     (955)                 (2,369)
                                                                     ===============          ==============
  Net cash used in investing activities                                    (955)                 (2,369)
                                                                     ---------------          --------------
Cash flows from financing activities:
  Proceeds from issuance of common stock                                     --                 150,000
  Issuance of promissory notes                                          644,810                 182,070
                                                                     ---------------          --------------

Net cash provided by financing activities                               644,810                 332,070
                                                                     ---------------          --------------
Net increase (decrease) in cash                                          33,013                 (11,203)

Cash and cash equivalents - beginning of the year                         8,326                  19,529
                                                                     ---------------          --------------
Cash and cash equivalents - end of the year                              41,339             $     8,326
                                                                     ===============          ==============

Supplementary disclosure and cash flow information:
  Cash paid during the year for interest                           $        ---             $        ---
  Cash paid during the year for income taxes                                ---                      ---

 Non-cash investing and financing activities:

     During 1996 and 1995, the Company issued 53,334 shares of common stock in each year in payment of interest on the variable rate subordinated debenture. If paid in cash, the interest would have been payable at 8% during 1996 and 1995, or $120,000 per year. Shares may be issued in lieu of cash under the debenture agreement at the higher of $2.25 per share or market price per share. The stock was issued and related interest was paid in 1996 and 1995 at $2.25 per share, or $120,000 in each year. (See also note 5)

     During 1996 and 1995 the Company recorded dividends in arrears on 8% redeemable preferred stock at $.64 per share aggregating $22,939 and $24,539, respectively in each year which has been removed from paid-in capital and included in the carrying value of the redeemable preferred stock. (See also note
7)

     During 1995 the Company issued 4,290,400 shares of common stock pursuant to the conversion of $536,300 of promissory notes held by certain directors of the Company. (See also note 8)

     During 1995 the Company issued promissory notes to certain directors of the Company in the face amount of $226,750. As of December 31, 1995 $182,070 had been received in cash proceeds by the Company. $44,680 remained due from certain directors of the Company on December 31, 1995, which was received during 1996. (See also note 8)

     During 1996 the Company issued promissory notes to certain directors of the Company in the face amount of $617, 000. As of December 31, 1996 $600,130 had been received in cash proceeds by the Company. $16,870 remained due from certain directors of the Company as of December 31, 1996. (See also note 8)

     The directors also received warrants to purchase the number of shares of Common Stock into which the promissory notes are convertible with an exercise price equal to the market price at the time these notes were issued.


     The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.
                          NOTES TO FINANCIAL STATEMENTS

(1)  NATURE OF BUSINESS

     The Company was incorporated under the laws of the State of Maryland on October 27, 1981 as "Industrial Genetics, Inc." The Company changed its name to "IGI Biotechnology, Inc." on August 17, 1983 and to "IGENE Biotechnology, Inc." on April 14, 1986. The Company is located in Columbia, Maryland and is engaged in the business of industrial microbiology and related biotechnologies.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents

     For purposes of the financial statements, cash equivalents have been combined with cash. The Company considers cash equivalents to be short-term, highly liquid investments that have maturities of less than three months. These include interest bearing money market accounts.

     Research and development costs

     For financial reporting purposes, research, development and pilot plant sale-up costs are charged to expense when incurred.

     Depreciation

     Depreciation of property and equipment is provided under the straight-line method over the useful lives of the respective assets.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair value of financial instruments

     The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. The carrying amount of lone-term debt approximates fair value because of similar current rates at which the Company could borrow funds with consistent remaining maturities.

     Sales Returns

     The Company records sales returns in the period in which the product is returned, rather than estimating future returns of current sales, since they are expected to be immaterial in amount.

     Interest on Variable Rate Subordinated Debenture

     The Company records interest on its variable rate subordinated debenture (see also note 6) at a level rate of 8% through October 1, 1996; rather than at the fair-market value of shares which have been issued in lieu of cash payments of interest. This is an estimated average rate based on the Company's plan to continue (as it has since October 1, 1989) to pay interest on the debenture by issuing shares of common stock at the higher of $2.25 per share or the current market value of the Company's shares, as allowed under the terms of the debenture. If the market value of the Company's stock remains below $2.25 per share (during the period from October 1989 through December 1995 its highest price was $1.25) the Company can continue to issued stock in lieu of cash payments at $2.25 per share. Effective October 1, 1996 the Company will begin recording interest on its variable rate subordinated debenture at a level rate of 12%; rather than at the fair-market value of shares, which have been issued in lieu of cash payments of interest.

     ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company applies APB Opinion 25 in accounting for employee stock option plans (note 8). Accordingly, no compensation cost has been recognized in 1996 and 1995. Had compensation cost been determined on the basis of FASB Statement 123, the following changes would have resulted:

                                                  1996             1995
                                              -----------      -----------

Net loss:
       As reported                            $(776,873)       $(503,156)
       Pro forma                               (781,189)        (503,156)

       Net loss per common share:
         As reported                          $    (.04)      $     (.04)
         Pro forma                                 (.04)            (.04)




     The fair value of compensation was computed using an option-pricing model which took into account the following factors as of the grant date:

         -    The exercise price and expected life of the option.
         -    The current price of the stock and its expected volatility.
         -    Expected dividends, if any.
         - the risk-free interest rate for the expected term of the option using Treasury Note rates with a remaining term equal to the expected life of the options.

(3)  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are summarized as follows:

     Laboratory equipment and fixtures                 $  70,060
     Pilot plant equipment and fixtures                    8,200
     Machinery and equipment                               57,979
     Office furniture and fixtures                         33,526
                                                        ---------
                                                          169,765
     Less accumulated depreciation                        150,294
                                                        ---------
                                                        $  19,471
                                                        =========

(4)  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

     Accounts payable                             $ 251,050
     Audit fees and payroll taxes                    13,600
     Accrued interest, promissory notes              36,149
                                                  ---------
                                                  $ 300,799
                                                  =========


(5)  VARIABLE RATE SUBORDINATED DEBENTURE

     In July 1988, the Company and a principal holder of the Company's redeemable preferred stock agreed to exchange 187,500 shares of the Company's 8% cumulative convertible preferred stock, Series A for a $1,500,000 variable rate convertible subordinated debenture due 2002, Class A.

     The debenture bears interest at a rate of 8% per annum through September 30, 1996 and thereafter at a rate of 12% per annum. Interest was payable in cash through October 1, 1989. Thereafter, the debenture agreement provides that at the option and at the discretion of the Company, interest may be paid in shares of the company's common stock at the greater of $2.25 per share or the average market value per share. During 1996 and 1995, the Company issued 106,668 of its common stock as payment of interest on the debenture. The debenture is convertible into common stock of the Company at any time at the option of the holder at an initial rate of $4 per share of common stock. The debenture is redeemable at the option of the Company at any interest payment date at par value plus accrued interest. Upon maturity of the debenture, the Company, at its option, may repay the remaining principal in shares of 8% cumulative convertible preferred stock, Series B at a rate of $8 per preferred share.

(6)  PROMISSORY NOTES PAYABLE

     On August 23, and November 19, 1993, the Company issued promissory notes to certain directors of the Company for an aggregate consideration of $239,300. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.48 per share and to receive a warrant for an equivalent number of common shares at $.48 per share. The promissory notes were due on demand with interest charged at the prime rate.

     On February 10, 1994, and September 26, October 24, 1994 and November 28, 1994, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $170,250. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes and to receive warrants for an equivalent number of common shares at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes. These promissory notes were also due on demand with interest charged at the prime rate.

     On January 23, 1995, and March 7, 1995, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $125,000. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.1875 per share for the note issued January 23, 1995 and at $.125 per share for the note issued March 7, 1995 and to receive warrants for an equivalent number of common shares at $.1875 per share for the note issued January 23, 1995 and at $.125 per share for the note issued March 7, 1995.

     On November 16, 1995, and December 22, 1995, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $100,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.05 per share and to receive a warrant for an equivalent number of common shares at $.05 per share. The promissory notes are due on demand with interest charged at the prime rate. As of December 31, 1995 $55,320 was received by the Company. The remaining $44,680 was received in January, 1996.

     On December 14, 1995 the shareholders of the Common approved cancellation of Promissory Notes and Warrants issued to certain Directors of the Company between August 23, 1993 and March 7, 1995 and the conversion of these notes to common stock of the Company at $.125 per share and warrants to purchase an equal amount of common stock of the Company at $.125 per share, which was the fair market value of the common stock as quoted on April 3, 1995. Interest accrued on $33,395 was forgiven by the shareholders.

     On February 9, 1996, and March 11, 1996, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $140,000. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 per share for the note issued February 9, 1996 and at $.09 per share for the note issued March 11, 1996 and to receive warrants for an equivalent number of common shares at $.10 per share for the note issued February 9, 1996 and at $.09 per share for the note issued March 11, 1996.

     On April 23, 1996, May 9, 1996 and June 7, 1996, the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $177,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.06 per share for the notes issued April 23, 1996 and May 9, 1996, and at $.05 for the note issued June 7, 1996, and to receive warrants for an equivalent number of common shares at $.06 per share for the notes issued April 23, 1996 and May 9, 1996 and at $.05 per share for the note issued June 7, 1996.

     On July 24, 1996 and September 24, 1996, the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $160,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.115 per share for the note issued July 24, 1996 and at $.125 per share for the note issued September 24, 1996, and to receive warrants for an equivalent number of common shares at $.115 per share for the note issued July 24, 1996 and $.125 per share for the note issued September 24, 1996. As of December 31, 1996 the unpaid portion of these Promissory Notes was $4,760.

     On November 13, 1996 and December 11, 1996, the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $140,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.09 per share for the notes dated November 13, 1996 and December 11, 1996, and to receive warrants for an equivalent number of common shares at $.09 per share for the note issued November 13, 1996 and December 11, 1996. As of December 31, 1996 the unpaid portion of these Promissory Notes was $12,110.

     The directors also received warrants to purchase the number of shares of Common Stock into which the promissory notes are convertible with an exercise price equal to the market price at the time these notes were issued.

(7)  REDEEMABLE PREFERRED STOCK

     Each share of redeemable preferred stock is entitled to vote on all matters requiring shareholder approval as one class with holders of common stock, except that each share of redeemable preferred stock is entitled to two votes and each share of common stock is entitled to one vote.

     Redeemable preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of the Company's common stock at the rate of two shares of common stock for each share of preferred stock (equivalent to a conversion price of $4.00 per common share), subject to adjustment under certain conditions.

     Shares of redeemable preferred stock are redeemable for cash in whole or in part at the option of the Company at any time at the stated value plus accrued and unpaid dividends to the redemption date. Dividends are cumulative and payable quarterly on January 1, April 1, July 1 and October 1, since January 1, 1988. See note 5 relating to exchange of redeemable preferred stock and note 8 relating to conversion of redeemable preferred stock and waiver of redemption privileges. Mandatory redemption is required by October 2002. As of December 31, 1996, cumulative dividends in arrears totaled $189,246 ($5.28 per share) and were included in carrying value of redeemable preferred stock. See Note 5 relating to exchange of redeemable preferred stock and Note 8 relating to conversion of redeemable preferred stock and waiver of redemption privileges.

(8)  STOCKHOLDERS' EQUITY

     COMMON STOCK

     In January 1987, the Board of Directors approved the 1986 Stock Option Plan ("Plan"). In August 1990, the shareholders approved an increase in the number of shares issuable pursuant to options granted under the Plan. Under the Plan options to acquire up to 978,850 shares of the Company's common stock may be issued to certain directors, officers and employees. Options granted under the Plan are exercisable in installments of twenty percent each year beginning on the first anniversary of the date when such options are granted and expire not later than ten years from the date of grant. On January 22, 1987, the Board of Directors approved the granting, under the Plan, of options to purchase 72,750 shares of the Company's common stock at $5.40 per share to 23 full-time employees of the Company. The option price represented a discount from the market price at the date of grant. The total amount of such discount was accounted for as compensation expense and recognized over the period in which employees were providing the related services. In May 1989 the Compensation Committee of the Board of Directors approved the reduction of the exercise price from $5.40 to $1.00 per share of the aforementioned options. In addition, the Compensation Committee approved the granting of options to purchase an additional 146,350 shares at an exercise price of $1.00 per share pursuant to the Plan. In May 1990, the Compensation Committee of the Board of Directors approved the granting of options to purchase an additional 560,250 shares at an exercise price of $.10 per share pursuant to the Plan. In January 1991, options to purchase 250,000 shares of common stock of the Company at $.25 per share were granted to two officers and one key employee of the Company. In January 1992, options to purchase 350,000 shares of common stock of the Company at $.625 share were granted to one officer and one key employee of the Company. In April 1993, options to purchase 50,000 shares of common stock of the Company at $1.00 per share were granted to one key employee of the Company. The options granted in May 1989, May 1990, January 1991, January 1992, and April 1993 were at an exercise price in excess or equal to the current market price and, accordingly, no additional compensation expense was recognized. Prior to 1993, no options were exercised under the Plan. In 1993 options to purchase 87,000 shares of common stock at $.10 per share and 20,000 shares of common stock at $.25 per share were exercised pursuant to the Plan. On March 17, 1994 the Board of Directors approved an increase from 978,850 to 1,200,000 in the number of shares issuable pursuant to options granted under the plan which was approved by stockholders at the Company's 1994 Annual Meeting. On December 16, 1995 an increase from 1,200,000 to 2,000,000 in the number of shares issuable pursuant to options granted under the plan which was approved by stockholders at the Company's 1995 Annual Meeting.

     On January 11, 1996, warrants to purchase 1,418,502 shares of common stock of the Company at $.05 were granted to the CEO of the company, and options to purchase 800,000 shares to two officers of the Company at $.05 per common share. One-third of the shares were to be vested immediately and one-third on each anniversary of the grant. The Compensation Committee also recommended the conversion of previously granted employee stock options issued between March 9, 1987 to March 9, 1995 to options at $.05 per share, which was the fair market value at that time. The Board of Directors approved this recommendation on April 17, 1996. Upon termination of the CEO in January 1997, only 472,834 of shares granted to the CEO were vested and are exercisable until January 7, 1998.

     In May and November 1988, holders of 314,092 shares of redeemable preferred stock converted those shares into 628,184 shares of the Company's common stock and received warrants to purchase 314,092 shares of common stock at a rate of $6.00 per share which expired on July 30, 1993. During 1990, holders of 13,500 shares of redeemable preferred stock converted those shares to 27,000 shares of the Company's common stock. During 1991 holders of 5,125 shares of redeemable preferred stock converted those shares to 10,250 shares of the Company's common stock. During 1993 and 1994 no shares of redeemable preferred stock were converted to shares of the Company's common stock.

     In February 1991, the Company sold 4,596,000 shares of common stock and received net proceeds of $1,109,000. Also in February, 1991 the Company issued warrants to purchase 800,000 shares of common stock at $.25 per share to a stockholder controlled company for acting as placement agent.

     In June 1992, the company sold 680,667 shares of common stock and received net proceeds of $503,693. Also in June, 1992, the Company issued warrants to purchase 252,400 shares of common stock at $.75 per share to a stockholder controlled Company for acting as placement agent. In addition, 680,667 warrants to purchase common stock at $.75 per share were issued to other qualified investors as part of the private placement.

     On March 25, 1993 the Company issued 33,334 shares of common stock at $.75 upon execution of a Letter of Intent with Burns Philp Food Inc. to enter into a Technology License Agreement. Upon execution of a Technology License Option Agreement on April 16, 1993, Burns Philp purchased 166,666 newly issued shares of common stock at $.75 per share, and an additional 62,500 shares at $.48 per share on July 13, 1993. On October 13 the Company issued 76,550 shares of common stock at $1.00 per share as part of the termination of the Agreement with Burns Philp.

     At December 31, 1994, 86,746 shares of authorized but unissued common stock were reserved for exercise at $6.64 per share pursuant to a stock purchase warrant granted to the underwriter in connection with the Company's initial public offering, 978,850 shares of authorized but unissued common stock were reserved for exercise pursuant to the 1986 Stock Option Plan, 452,184 shares of authorized but unissued common stock were reserved for issuance upon conversion of the Company's outstanding preferred stock, 314,092 shares of authorized but unissued common stock were reserved for issuance upon exercise at $6.00 per share of stock purchase warrants issued to preferred stockholders who converted to common stock in 1988, 800,000 shares of authorized but unissued common stock were reserved for issuance upon reinvestment of interest on the variable rate subordinated debenture and 375,000 shares of authorized but unissued common stock were reserved for issuance upon conversion of the variable rate subordinated debenture.

     On August 15, 1995, the Company sold 1,200,000 shares of common stock to certain directors of the Company at $.125 per share and received net proceeds of $150,000.

     On December 14, 1995, the Company issued 4,290,400 shares of common stock in exchange for retired Promissory Notes and Warrants issued to certain directors of the Company from August 25, 1993 through March 7, 1995. Issued along with the common stock were warrants to purchase an equal amount of common stock of the Company at $.125 per share, which was the fair market value of the common stock as quoted on April 3, 1995 by the National Quotation Bureau, which warrants shall expire on April 3, 1998.

     The following table summarizes options and warrants issued, outstanding and exercisable:



                                            DECEMBER 31,
                                   ---------------------------

                                    1996               1995
                                    ----               ----

     Issued                      7,508,652          5,642,550
     Outstanding                 7,403,652          5,537,550
     Exercisable                 5,822,651          5,237,550


     PREFERRED STOCK

     In May 1988, the Company and a holder of its redeemable preferred stock entered into an agreement under which the mandatory redemption rights referred to in note 5 were waived as to 187,500 shares of the preferred stock. These shares are subject to redemption at the option of the Company under provisions governing the preferred stock which permit the Company to redeem such stock at any time. Under these arrangements, the amounts attributable to shares of the preferred stock as to which mandatory redemption rights were waived are recorded and combined in total with the stockholders' equity accounts.

     On January 23, 1996 a holder of preferred stock converted 2,500 shares of preferred stock into 5,000 shares of common stock of the Company.

     At December 31, 1996, cumulative dividends in arrears totaled $990,000 ($5.28 per share) and were included in the aggregate involuntary liquidation value of the preferred stock.

     At December 31, 1996, 187,500 shares of authorized but unissued preferred stock were reserved for issuance upon maturity of the variable rate subordinated debenture.

(9)  NET LOSS PER COMMON SHARE

     Net loss per common share for 1996 and 1995 is based on 18,604,171 and 13,694,343 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.

(10) COMMITMENTS

     The Company is obligated for office and laboratory facilities and other rentals under separate operating lease agreements, which expire in 2001. The basic annual rentals are expected to be between $57,000 - $59,000 under such leases. Annual rent expense relating to the leases for the years ended December 31, 1996 and 1995 approximated $68,000 and $83,000, respectively.

     Exclusive worldwide rights to manufacture and sell of the products developed by the Company were granted to Hercules Incorporated ("Hercules"), in exchange for an initial license fee of $500,000 pursuant to a licensing agreement dated as of September 16, 1985. Hercules did not produce commercially any quantities of the product and by an agreement dated October 15, 1987, the Company and Hercules agreed to terminate the license agreement. Pursuant to termination agreements negotiated between the parties, the Company paid Hercules $25,000 for termination of the license and will not refund the $500,000 initial license fee paid by Hercules. If the Company commercializes the product, the Company will pay Hercules up to an additional $600,000 from revenues from the sale or licensing of the product.

(11) CONTINGENCIES

     On September 24, 1982, the Company and McKesson Corporation formed a joint venture for the purpose of developing, manufacturing and selling certain whey-based products. On June 26, 1984, McKesson Corporation assigned to the Company all of its rights, titles and interests in the joint venture in consideration of a cash payment for the joint venture's inventory and a commitment to pay an additional amount of approximately $500,000, payable without interest in five equal annual installments, commencing after the first fiscal year in which the Company attains pre-tax profits, as defined, or at least $1 million. Because the payment is dependent upon the Company's attaining profitable operations in the future, no liability therefore has been reflected in the accompanying balance sheet.

     In May 1995, the Company signed a non-exclusive licensing agreement with Archer Daniels Midland Company ("ADM") for the manufacture and sale of AstaXin(R). On February 29, 1996 ADM informed the Company that it had decided not to utilize the Technology and requested that the Company return approximately $250,000 in payments under the License Agreement. The Company maintains that ADM is not entitled to the payments and that additional monies are owed to the Company because the concentrations of pigment met the contract specifications. It is management's contention that it is not probable that this dispute will result in an unfavorable outcome. Accordingly, no liability has been reflected in the accompanying balance sheet. Management's basis for this is that ADM claims that the levels of pigment the Company said it could produce did not meet the contract levels. Management has copies of ADM's internal memos showing that the levels of pigment met the contract specifications. Management approximates that future litigation expenses will total $1,000,000 per year. At the present time, a range of reasonably possible loss from the litigation cannot be estimated.

(12) INCOME TAXES

     At December 31, 1996 and 1995, the Company has federal and state net operating loss carry- forwards of approximately $20,100,000 and $19,300,000, respectively, that expire from 1997 to 2011. The recorded deferred tax asset, representing the expected benefit from the future realization of the net operating losses, net of the valuation allowance, was $-0- for both years.

     The sources of the deferred tax asset is approximately as follows:

                                                       1996
                                                 -----------------
Net operating loss carry-forward benefit           $  8,200,000
Valuation allowance                                  (8,200,000)
Deferred tax asset                                 $
                                                   -------------

(13) UNCERTAINTY

     The Company has incurred net losses in each year of its existence, aggregating approximately $21,100,000 from inception to December 31, 1996 and its liabilities and redeemable preferred stock exceeded its assets by approximately $2,900,000 at that date. These factors indicate that the Company will not be able to continue in existence unless it is able to raise additional capital and attain profitable operations.

     Management has instituted a program of significant cost reductions, deferred all except immediately necessary capital expenditures, and suspended payment of dividends on the Company's preferred stock payments. The implementation of these measures to conserve working capital together with the successful marketing and licensing of the Company's products, which management hopes to achieve, may permit the Company to attract additional capital and enable it to continue.

     The Company is actively seeking and is in discussion with a potential manufacturer of its AstaXin(R) technology. The Company believes this technology to be highly marketable and is hopeful that an income-producing technology licensing agreement could be executed during 1997 for this product.

     To increase working capital, the Company plans to issue additional stock to officers and directors and to encourage holders of outstanding warrants to exercise these rights. The Company will also encourage the holders of convertible promissory notes to convert them into common stock. To meet short-term cash needs the Company issued additional promissory notes to officers and directors. (see also note 15)


     Over the next twelve months, the Company believes it will need between $1,000,000 and $2,000,000 for working capital. The Company hopes to achieve this level from profits from the sales of its products, the Rights Offering and from additional financing. The Company currently does not have any material commitments for capital expenditures in 1998.


(14) TECHNOLOGY LICENSING INCOME

     On May 11, 1995 the Company and Archer-Daniels-Midland Company signed a non-exclusive licensing agreement for AstaXin(R). The Agreement provided for an initial payment of $200,000 and royalties based on sales. In addition, the Company received $23,482 and $24,415 in 1996 and 1995, respectively, for technology services pertaining to the Agreement. The Company also received payment of $25,000 in December, 1995 under the terms of the Agreement. On February 29, 1996 Archer-Daniels-Midland Company terminated its Licensing Agreement with the Company (See Note 11).

(15) SUBSEQUENT EVENTS

     Effective January 1, 1997 the Company initiated a SIMPLE retirement plan. All employees who received at least $5,000 of compensation for the preceding year are eligible to participate in the plan. The Company makes a non-elective contribution for each participating employee equal to 2% of each such employee's compensation.

     On January 15, 1997 the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $70,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.07 per share and to receive warrants for an equivalent number of common shares at $.07 per share.

     On February 24, 1997 the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $100,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.11 per share and to receive warrants for an equivalent number of common shares at $.11 per share.

     The directors also received warrants to purchase the number of shares of Common Stock into which the promissory notes are convertible with an exercise price equal to the market price at the time these notes were issued.


                                   SCHEDULE V
                            IGENE BIOTECHNOLOGY, INC.
                          PROPERTY, PLANT AND EQUIPMENT


                                                        BALANCE AT                                                    BALANCE
                                                        BEGINNING            ADDITIONS                                 AT END
                 CLASSIFICATION                         OF PERIOD             AT COST          RETIREMENTS            OF PERIOD
                 --------------                         ----------           ---------         -----------            ---------

Year ended December 31, 1996:
     Laboratory equipment and fixtures             $     85,092        $          ---             15,032             $   70,060
     Pilot plant equipment and fixtures                  56,862                   955             49,615                 8,200
     Machinery and equipment                            101,683                   ---             43,704                57,979
     Office furniture and fixtures                       42,864                   ---              9,338                33,526
                                                  $     286,501         $         955            117,689             $ 169,765

                                   SCHEDULE VI
                          ACCUMULATED DEPRECIATION AND
                  AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT


                                                        BALANCE AT                                                    BALANCE
                                                        BEGINNING             DEPRECIATION                             AT END
                 CLASSIFICATION                         OF PERIOD              EXPENSE          RETIREMENTS          OF PERIOD
                 -------------                          ----------            ------------      -----------          ---------

Year ended December 31, 1996:
     Laboratory equipment and fixtures               $     73,091        $        2,000         $      15,032      $      60,059
     Pilot plant equipment and fixtures                    56,863                    67                49,614              7,314
     Machinery and equipment                               84,234                 4,122                38,961             49,395
     Office furniture and fixtures                         42,792                    72                 9,338             33,526


                                                    $      56,980         $       6,261         $     112,946       $    150,294


                                   SCHEDULE X
                   SUPPLEMENTARY INCOME STATEMENT INFORMATION


                                                      1996              1995
                                                      ----              ----

Maintenance and repairs........................    $  27,174         $  35,849
Taxes, other than payroll and income taxes.....       18,193            15,267

                              FINANCIAL STATEMENTS

                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                    IGENE BIOTECHNOLOGY, INC. BALANCE SHEETS

                                                               SEPTEMBER 30,1997      SEPTEMBER 30, 1996
                                                                 (UNAUDITED)             (UNAUDITED)           DECEMBER 31, 1996

ASSETS
Current assets:
    Cash and cash equivalents                                  $    304,581                   35,975                41,339
    Accounts receivable                                             14,494                    47,509                 9,996
    Due from stockholders(note 6)                                   97,094                      ---                 16,870
    Equipment held for resale                                      512,848                      ---                    ---
    Supplies                                                          ---                      7,009                 6,126
    Deferred costs                                                  92,731                      ---                    ---
    Prepaid expenses                                                   947                       953                 4,652
         Total current assets
                                                                 1,022,695                    91,446                78,983
Property and equipment, net
                                                                    53,045                    25,353                19,471
Security deposits
                                                                    10,600                    10,600                10,600

                                                                $1,086,340                  $127,399              $109,054


LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Accounts payable and
    other accrued expenses                                        462,668                   268,486                300,799
    Debenture interest payable                                     90,000                    60,000                 45,000
    Promissory Notes payable                                    2,332,500                   558,770                717,000
         Total current liabilities
                                                                2,885,168                   887,256               1,062,799
Long term liabilities:
         Variable rate subordinated debenture                   1,500,000                 1,500,000               1,500,000
             Total liabilities                                  4,385,168                 2,387,256               2,562,799
Redeemable preferred stock -- 8% cumulative,
         convertible, voting, Series A,
         $.01 par value per share;
         redemption value $13.76,
         $13.12 and $13.28 per share.
         Authorized 920,000 shares; issued 35,842
         shares
                                                                 493,186                   470,247                  475,982
Stockholders' deficit:
    Preferred stock -- $.01 par value per share.
         8% cumulative, convertible, voting, Series A.
         Authorized and issued 187,500 shares
         (aggregate involuntary liquidation value of
         $2,580,000, 2,460,000, and 2,490,000)                     1,875                     1,875                    1,875
    Common stock -- $.01 par value per share.
         Authorized 35,000,000 shares; issued
         19,143,973, 18,604,472, and 18,631,139 shares           191,440                   186,045                  186,311
    Additional paid-in capital
                                                              18,062,529                17,917,221               17,971,220
    Deficit                                                  (22,047,859)              (20,835,245)             (21,089,133)
             Total stockholders' deficit                      (3,792,015)               (2,730,104)              (2,929,727)
                                                             $ 1,086,339              $    127,399             $    109,054



     The accompanying notes are an integral part of the financial statement

                            IGENE BIOTECHNOLOGY, INC.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                    --- THREE MONTHS ENDED ---

                                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                                                 1997                1996


Sales                                                                        $       ---           $     9,241
     Cost of sales                                                                   ---                 3,927

Technology services income                                                           ---                   ---

Net revenue                                                                          ---                 5,314

Selling, general and administrative expenses:
     Marketing and selling                                                         2,681                 1,323
     Research, development and pilot plant                                        77,637                84,123
     General and administrative                                                   94,305                93,082
     Litigation expenses                                                         280,000                  ---
          Total selling, general and Administrative expenses                     454,623               178,528

Operating loss                                                                 (454,623)              (173,214)

Other income (expenses):
     Investment income                                                             ---                   105
     Other income (expense)                                                        ---                   ---
     Interest expense                                                           (86,996)              (43,621)

Net loss                                                                       (541,619)              (216,730)

Deficit at beginning of period                                              (21,506,240)           (20,618,515)

Deficit at end of period                                                   $(22,047,859)          $(20,835,245)

Net loss per common share                                                  $       (.03)          $      (0.01)



    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.
                       STATEMENTS OF STOCKHOLDER'S DEFICIT
                                   (UNAUDITED)

                                                       REDEEMABLE
                                                    PREFERRED STOCK             PREFERRED STOCK             COMMON STOCK
                                                    (SHARES/AMOUNT)            (SHARES/AMOUNT)             SHARES/AMOUNT

Balance at December 31, 1995                        38,342/$484,643             187,500/$1,875            18,572/$185,728

Issuance of 26,667 shares of
  common stock in lieu of cash
  payment for interest on
  subordinated debenture                                  ---                      ---                        26,667/$267

Cumulative undeclared                                       17,204                 ---                        ---
  dividends on redeemable
  preferred stock

Conversion of preferred stock                     (2,500)/$(31,600)                ---                          5,000/$50
  to common stock

Net loss for nine months ended                            ---                      ---                        ---
  September 30, 1996

Balance at September 30, 1996                      35,842/$464,512              187,500/$1,875          18,604,472/$186,046

Balance at December 31, 1996                       35,842/$475,982              187,500/$1,875          18,631,139/$186,311

Issuance of 40,000 shares of                              ---                      ---                          40,000,$400
  common stock in lieu of
  cash payment for interest
  on subordinated debenture

Issuance of common stock through
   Exercise of employee stock options                     ---                      ---                       472,834/$4,729

Cumulative undeclared
  dividends on redeemable
  preferred stock                                        17,204                    ---                        ---

Net loss for nine months ended                            ---                      ---                        ---
  September 30, 1997

Balance at
  September 30, 1997                             35,842/$493,186                187,500/$1,875           19,143,973/$191,440




    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.
                       STATEMENTS OF STOCKHOLDER'S DEFICIT
                             (UNAUDITED- CONTINUED)

                                               ADDITIONAL                                     TOTAL STOCKHOLDER'S
                                             PAID-IN CAPITAL               DEFICIT                  DEFICIT

Balance at                                     $17,843,142               $(20,312,260)            $(2,281,515)
  December 31, 1995

Issuance of 26,667 shares
  Of common stock in lieu
  of Cash payment for
  interest On subordinated
  debenture                                         59,733                    ---                       60,000

Cumulative undeclared
  dividends on redeemable
  preferred stock                                  (17,204)                   ---                     (17,204)

Conversion of preferred
  stock to common stock                             31,550                    ---                       31,600

Net Loss for nine months
  ended September 30,
  1996                                                ---                    (522,985)                (522,985)

Balance at June 30, 1996                       $17,922,955               $(20,618,514)             $(2,507,638)

Balance at December 31,                        $17,971,220               $(21,089,133)             $(2,929,727)
  1996

Issuance of 40,000 shares
  Of common stock in lieu
  of Cash payment for
  interest On subordinated
  debenture                                         89,600                    ---                      90,000

Issuance of common stock
  through Exercise of
  employee stock options                            18,913                    ---                      23,842

Cumulative undeclared
  dividends on redeemable
  preferred stock                                 (17,204)                    ---                     (17,204)

Net Loss for nine months
  ended September 30, 1997                           ---                     (958,726)               (958,726)

Balance at September 30,
  1997                                        $18,062,529                $(22,047,859)            $(3,792,015)



    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                   NINE MONTHS ENDED
                                                                      SEPTEMBER 30,                   SEPTEMBER 30,
                                                                           1997                           1996
Cash flows from operating activities:
  Net loss                                                            $(958,726)                      $(522,985)
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation                                                          5,502                           4,167
    Interest on debenture paid in shares of
      common stock                                                       90,000                          60,000
    Decrease (increase) in:
      Accounts receivable                                                (4,498)                        (36,380)
      Prepaid expenses, supplies and
        deposits                                                          9,831                         (7,962)
    Increase (decrease) in:
      Accounts payable and other Accrued
        expenses                                                        206,869                          27,359
  Net cash used in operating activities                                (651,022)                       (475,801)
Cash flows from investing activities:
  Capital expenditures                                                  (39,075)                             ---
  Purchase of equipment held for resale                                (512,848)                             ---
  Deferred costs                                                        (92,731)                             ---
  Net cash used in investing activities                                (644,654)                             ---
Cash flows from financing activities:
  Issuance of promissory notes                                        1,615,500                         458,770
  Proceeds from issuance of common stock                                 23,642                             ---
  Decrease (increase) in amounts Due from                              (80,224)                          44,680
    stockholders
  Net cash provided by financing activities                          1,558,918                         503,450
Net increase in cash and cash equivalents                              263,242                          27,649
Cash and cash equivalents at beginning of                               41,339                           8,326
  period
Cash and cash equivalents at end of period                             304,581                          35,975
Supplementary disclosure of cash flow
  information:
    Cash paid during the year for interest                        $         ---                   $         ---
    Cash paid during the year For income taxes                    $         ---                   $         ---



    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS
                              (UNAUDITED-CONTINUED)

Noncash investing and financing activities:

During 1997 and 1996 the Company issued 40,000 and 26,667 shares, respectively, of common stock in each period in payment of interest on the variable rate subordinated debenture. If paid in cash, the interest would have been payable at 12% and 8% during 1997 and 1996, of $90,000 and $60,000, respectively, in each period. Shares may be issued in lieu of cash under the debenture agreement at the higher of $2.25 per share or market price per share. The stock was issued and related interest was paid in 1997 and 1996 at $2.25 per share, or $90,000 and $60,000, respectively, in each period.

During 1997 and 1996 the Company recorded dividends in arrears on 8% redeemable preferred stock at $0.48 per share aggregating $17,204 in each period which has been removed from paid-in capital and included in the carrying value of the redeemable preferred stock.


    The accompanying notes are an integral part of the financial statements.

                            IGENE BIOTECHNOLOGY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


(1)  Unaudited Financial Statements

     The financial statements presented herein as of September 30, 1997 and 1996 and for the three month and nine month periods ended September 30, 1997 and 1996 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and results of operations. Such financial statements do not include all of the information and footnote disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles.

(2)  Inventories

     None.

(3)  Stockholders' Equity

     At September 30, 1997 and 1996, 71,684 shares of authorized but unissued common stock were reserved for issuance upon conversion of the Company's outstanding preferred stock.

     As of September 30, 1997 and 1996, 2,000,000 shares of authorized but unissued common stock were reserved for exercise pursuant to the 1986 Stock Option Plan.

     As of September 30, 1997 and 1996, 800,000 shares of authorized but unissued common stock were reserved for issuance upon reinvestment of interest on the variable rate subordinated debenture and 375,000 shares of authorized but unissued common stock were reserved for issuance upon conversion of the variable rate subordinated debenture.

     As of September 30, 1997 and 1996, 51,141,548 and 24,588,248 shares, respectively, of common stock were reserved for the conversion of promissory notes and the issue of warrants attached to those notes. The promissory notes are held by Directors of the Company and one individual investor.

(4)  Net Loss Per Common Share

     Net loss per common share for the quarters ended September 30, 1997 and 1996 is based on 18,976,637 and 18,604,472 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by cumulative undeclared dividends in arrears on preferred stock.

(5)  Contingencies

     In May 1995, the Company signed a non-exclusive licensing agreement with Archer Daniels Midland Company ("ADM") for the manufacture and sale of AstaXin(R). On February 29, 1996, ADM informed the Company that it had decided not to utilize its technology and requested that the Company return approximately $250,000 in payments under the License Agreement. The Company maintains that ADM is not entitled to the payments and that additional monies are owed to the Company. It is management's contention that it is not probable that this dispute will result in an unfavorable outcome. Accordingly, no liability has been reflected in the accompanying balance sheet. Management's basis for this is that ADM claims that the levels of pigment the Company said it could produce did not meet the contract levels. Management has copies of ADM's internal memos showing that the levels of pigment met the contract specifications. Management of the Company estimates that the cost of this litigation will be approximately $1,000,000 per year.

     Litigation expenses of $280,000 for the quarter ended September 30, 1997 represent legal fees incurred in the Company's suit against ADM alleging theft of trade secrets and breach of contract and in its defense of ADM's suit against the Company alleging patent infringement. Management seeks damages of $300,450,000 in its suit against ADM and is also seeking to preserve rights and trade secrets associated with the Company's AstaXin(R) product. Management believes that the suit filed by ADM has no merit.

(6)  Manufacturing agreement and equipment held for resale

     On June 24, 1997, the Company signed a non-exclusive toll manufacturing agreement with Fermic, S.A. de C.V. of Mexico (Fermic) for the production of AstaXin(R), its natural astaxanthin pigment. The agreement provides that Fermic will manufacture, store, package and ship AstaXin(R) for the Company using Fermic's facilities and production capacity. The Company agrees to provide raw materials, patented processes and other proprietary knowledge. In consideration of a twenty-three month, 10% note to the Company, Fermic agrees to purchase manufacturing equipment, to be obtained and installed by the Company, at cost, for up to $500,000. The Company has expended $467,848 for this equipment which is included as equipment held for resale in the September 30, 1997 balance sheet. The Company will retain a security interest in the equipment sold to Fermic. Equipment held for resale also includes $45,000 of used manufacturing equipment which is not presently needed by Fermic and which the Company plans to market to others. Its cost approximates its fair value.

     Under the toll manufacturing agreement the Company will pay Fermic a toll-manufacturing fee to be based on production capacity. Production is to begin no later than December 31, 1997. Igene plans to market and distribute AstaXin(R) to meet an expected demand for the product. The agreement terminates on December 31, 1997 and may be extended, at the Company's option to December 31, 1998.

(7)  Promissory notes payable

     Between December 31, 1996 and September 30, 1997, the Company issued on January 15, February 24, April 3, May 8, June 5, July 3, and July 29, a total of $1,615,500 in promissory notes, $1,303,000 of which were issued to officers and directors and $312,500 of which were issued to another individual. The notes specify that at any time prior to repayment the holder has the right to convert the notes to common stock of the Company at prices ranging from $.07 to $.135 per share (the market price at issue date), for a total of 16,115,202 shares. In connection with the issue of these notes, the holders also received warrants for an equivalent number of common shares at prices ranging from $.07 to $.135 per share.

(8)  Uncertainty

     The Company has incurred net losses in each year of its existence, aggregating approximately $22,000,000 from inception to September 30, 1997 and its liabilities and redeemable preferred stock exceeded its assets by approximately $3,800,000 at that date. These factors indicated that the Company will not be able to continue in existence unless it is able to raise additional capital and attain profitable operations.

     Management has instituted a program of significant cost reductions, deferred all except immediately necessary capital expenditures, and suspended payment of dividends on the Company's preferred stock. The implementation of these measures to conserve working capital together with the successful marketing and licensing of the Company's products, which management hopes to achieve, may permit the Company to attract additional capital and enable it to continue.

     The Company has found a manufacturer for its AstaXin(R) product. (See also note 6). The Company believes this technology to be highly marketable and hopes to begin distribution of this product in early 1998.

     To increase working capital, the Company plans to issue additional stock rights. To meet short- term cash needs the Company has issued additional promissory notes to officers and directors. (See also notes 7 and 9).


     Over the next twelve months, the Company believes it will need between $1,000,000 and $2,000,000 for working capital. The Company hopes to achieve this level from profits from the sales of its products, the Rights Offering and from additional financing. The Company currently does not have any material commitments for capital expenditures in 1998.


(9)  Subsequent events

     Subsequent to September 30, 1997, the Company issued demand promissory notes totaling $250,000 on October 20, 1997. $187,500 of these notes were issued to officers and directors, and $62,500 were issued to another individual. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 per share, for a total of 2,500,000 shares. In connection with these issuances, the holders also received warrants for an equivalent number of common shares at $.10 per share. The Company also plans to issue, on November 20, 1997, an additional $250,000 of demand promissory notes with identical terms, conversion privileges, and warrants.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company is a Maryland corporation. The Company's Articles of Incorporation contain a provision limiting the liability of the directors and officers to the fullest extent permitted by Section 5- 349 of the Courts and Judicial Proceedings Code of Maryland. The Company's Articles of Incorporation also contain a provision permitted under Maryland General Corporation Law eliminating (with limited exceptions) each director's personal liability for monetary damages for breach of any duty as a director. In addition, the Company's Articles of Incorporation and Bylaws provide for the Company's indemnification of its directors and officers from certain liabilities and expenses, as well as advancement of costs, expenses and attorneys' fees, to the fullest extent permitted under Maryland General Corporation Law. Such rights are contract rights fully enforceable by each beneficiary thereof, and are in addition to, and not exclusive of, any other right to indemnification.


ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee......................................$  2,950
Legal fees and expenses...................................$125,000
Accountants' fees and expenses............................$ 25,000
Printing..................................................$ 50,000
Miscellaneous.............................................$ 47,050
                                                          --------
                       TOTAL..............................$250,000


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     See "Certain Relationships And Transactions."


ITEM 27.                           EXHIBITS

EXHIBIT NO.

**3.1          Articles of Incorporation of Registrant, as amended to date.

3.2 By-Laws, constituting Exhibit 3.2 to the Registrant's Registration Statement No. 33- 5441 on Form S-1, are hereby incorporated herein by reference.

4.1 Form of Variable Rate Convertible Subordinated Debenture Due 2002 (Class A), constituting Exhibit 4.4 to Registration Statement No. 33-5441 on Form S-1, is hereby incorporated herein by reference.

**4.2 Indenture between the Company and American Stock Transfer & Trust Company as Trustee, relating to 8% notes due 2002.

**4.3 Warrant Agreement between the Company and American Stock Transfer Trust Company, as Warrant Agent relating to warrants expiring 2007.

*5.1 Opinion of Stroock & Stroock & Lavan LLP as to the legality of the Offered Securities.

10.1 Exchange Agreement made as of July 1, 1988 between the Company and Essex Industrial Chemicals, Inc. with respect to the exchange of 187,500 shares of Preferred Stock for a Debenture, constituting Exhibit 10.21 to Registration Statement No. 33- 5441 on Form S-1, is hereby incorporated herein by reference.

10.2 Preferred Stockholders' Waiver Agreement dated May 5, 1988, constituting Exhibit 10.6 to Registration Statement No. 33-5441 on Form S-1, is hereby incorporated herein by reference.

10.3 Form of Agreement between the Company and Certain Investors in Preferred Stock dated September 30, 1987, constituting exhibit
               10.7 to Registration Statement No. 33- 5441 on Form S-1, is hereby incorporated herein by reference.

10.4 Letter of Intent as of March 26, 1993, between Burns Philp Food, Inc. and the Company, constituting Exhibit 10.9 to the Company's report on form 10-KSB for the year ended December 31, 1992, is hereby incorporated herein by reference.

10.5 Technology Evaluation Agreement as of March 4, 1994 between the Food Science Group of Pfizer Inc. and the Company, constituting
               Exhibit 10.10 to the Company's report on form 10-KSB for the year ended December 31, 1993, is hereby incorporated herein by reference.

10.6 Letter Agreement executed May 11, 1995 between Archer Daniels Midland and the Company, along with November 11, 1995 Amendment, constituting Exhibit 10.11 to the Company's report on form 10-KSB for the year ended December 31, 1995, is hereby incorporated herein by reference.

**10.7         Loan Agreement dated August 1, 1997 between the Investors and the
               Company.

10.8 Agreement of Lease effected December 15, 1995 between Columbia Warehouse LP and the Company, constituting Exhibit 10.13 to the Company's report on form 10-KSB for the year ended December 31, 1995, is hereby incorporated herein by reference.

**10.9 Toll Agreement effective as of June 24, 1997 between IGENE Biotechnology, Inc. and Fermic, S.A. de C.V. [Portions of this exhibit have been omitted pursuant to a request for confidential treatment]

23.1           Consent of Stroock & Stroock & Lavan LLP (included as part of
               Exhibit 5.1).

**23.2         Consent of Berenson & Company LLP.

**24.1         Power of Attorney of Directors and Officers of Registrant.

----------
*Filed herewith

**Previously filed

UNDERTAKINGS

     The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the" Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the law or high end of the estimate maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) Include any additional or changed material information on the plan of distribution;

               PROVIDED, HOWEVER, paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or S-8, and the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from period reports filed by the registrant under the Securities Exchange Act of 1934, as amended that are incorporated by reference in the registration statement.

(2) For determining the liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as express in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed pursuant to ruled 424(b)(1), and 42(b)(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment, if any, that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the obligations for filing on Form SB-2 and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, in the city of Columbia, state of Maryland, on February 3, 1998.


                                       IGENE Biotechnology, Inc.


                                       By: /S/ STEPHEN F. HIU
                                               Stephen F. Hiu
                                               President

     In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE                         TITLE                       DATE
---------                         -----                       ----



__________*______________         Chairman of the Board       February 3, 1998
Michael G. Kimelman               of  Directors



__________*______________         Vice Chairman of the        February 3, 1998
Thomas L. Kempner                 Board of  Directors



__________*______________         Director and Chief          February 3, 1998
Ramin Abrishamian                 Executive  Officer



/S/ STEPHEN F. HIU                Director, President,        February 3, 1998
Stephen F. Hiu                    Chief  Financial
                                  Officer and Chief
                                  Accounting Officer



___________*_____________         Director                    February 3, 1998
Joseph C. Abeles



____________*____________         Director                    February 3, 1998
John A. Cenerazzo



____________*____________         Director                    February 3, 1998
Sidney R. Knafel



_____________*___________         Director                    February 3, 1998
Patrick F. Monahan




*By:/S/ STEPHEN F. HIU
    Stephen F. Hiu
    Attorney-in-Fact